

2004 Annual Report

Venture Bank is a true Northwest bank, locally owned, operated and grown from community roots dating back to 1979. The name Venture mirrors our forward-looking and innovative approaches to managing wealth and helping our customers achieve financial success.

We're proud of our local heritage, our leadership in supporting worthy causes and community events, as well as our Northwest-centric attitude toward freedom and independence that our customers all seem to share.



Financial Highlights

(Dollars in thousands, except per share amounts.)

For the Year	2004	2003	2002	2001	2000
Net Income	$11,777	$ 9,056	$ 6,212	$ 4,437	$ 4,361
Return on average equity	22.99%	19.55%	15.13%	12.12%	13.62%
Return on average assets	2.23%	1.88%	1.56%	1.27%	1.40%
Basic earnings per share[1]	$ 1.82	$ 1.38	$ .95	$ .68	$ .68
Book value per share[1]	$ 8.86	$ 7.52	$ 6.72	$ 5.92	$ 5.25
At December 31					
Assets	$ 556,216	$ 513,900	$ 474,450	$ 364,623	$ 324,235
Deposits	$ 326,721	$ 382,223	$ 384,207	$ 313,730	$ 271,377
Loans[2]	$ 425,452	$ 360,042	$ 361,617	$ 290,809	$ 255,801
Shareholders' Equity	$ 57,840	$ 48,673	$ 44,209	$ 38,795	$ 34,373
Shares Outstanding[1]	6,527,507	6,583,854	6,583,854	6,560,043	6,552,009

[1]*Restated for 2 for 1 stock split declared 11/15/02 and 3 for 2 stock split declared 5/16/04.*

[2]*Net of reserve for credit losses; includes loans held for sale.*


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Dear Valued Shareholder:

It gives me great pleasure to write to you with news of yet *another* year of record earnings for Venture Financial Group—the fourth consecutive year of unprecedented financial performance on behalf of our shareholders and other stakeholders.

While extremely gratifying on many levels, such outstanding results are neither surprising nor accidental. Rather, they're the product of an absolute focus on shareholder value. They underscore our long-held belief that careful thought, strategic planning, strong execution, and above all, team excellence, will result in lasting success.

The mission, vision and values of Venture Bank continue to serve you, our shareholders, as well as our employees, customers, and communities well.

This annual report provides an opportunity to briefly reflect on the many ways that shareholder value has been increased during 2004.

For the first time in the Bank's history, we expanded operations into King County with the opening of our Kent Financial Center; we increased dividends to shareholders by more than 26 percent; we initiated a 3-for-2 stock split; and with the strategic divestiture of seven branches we realized a one-time, net of tax income gain of $3.5 million.

Most rewarding, perhaps, is that we did this against the backdrop of international tensions, rising energy prices, mounting federal debt, higher interest rates, and an economy still searching for traction in the post-9/11 era.

This value has a lot to do with the understanding that our team, united by a shared mission, vision and values, is far stronger than any individual, or any external challenge. By sticking to that vision—staying focused on our financial goals—our Board of Directors, officers, department heads and staff have realized exceptional shareholder value within a very complex banking environment.



Core business successes

Net income for 2004 was $11.8 million, an increase of $2.7 million as compared to $9.1 million for 2003. This represents a 30% increase in income, and the largest annual earnings in the history of the Company.

Total assets topped $556 million, an increase of $42 million over the previous year. Our performance ratios were very strong for 2004, with return on average assets climbing to 2.23% from 1.88% in 2003, and return on average equity rising to 22.99%, up from 19.55% the year before.

For a detailed review of these and other financial results, see the "Management's Discussion and Analysis" section of our Annual Report (Form 10-K).

Branch divestiture

The divestiture of seven branches, six of which were in Lewis and Grays Harbor counties, proved to be a strategically sound move. We not only retained all loans originating through those branches, but reallocated the $3.5 million gain from their sale to our growth plans in our target market areas along the Interstate corridors. The more we focus on high-volume areas of business and consumer activity—the economic corridors of Puget Sound—the more opportunity we have to increase shareholder value.

Increased income and earnings per share

Excluding the one-time divestiture income and a one-time gain of $1.4 million on the sale of real estate recorded in 2003, adjusted net income for 2004 was $8.2 million—an increase of 7% compared to adjusted net income for the previous year.

On a diluted earnings per share basis, net income for 2004 was $1.77 per share, as compared with $1.32 per share for the same period of 2003—an increase of 34%. Again, adjusting for the one-time gains associated with the divestiture and sale of real estate, diluted earnings per share for 2004 were $1.24—an increase of 10% over the $1.12 per share posted in 2003.

Increased business banking and business loan activity



Loan activity remained strong throughout 2004, with business and construction loans showing a particularly healthy increase. Total loans increased $65 million, or 18%, to $425 million for 2004, as compared to $360 million for 2003. Clearly, our business bankers and loan officers are a breed apart—continually achieving gains despite the competitive market for lending.



Stock split and dividend increases

Shareholders have benefited directly through our success in 2004. Cash dividends in the fourth quarter were 20% higher than the third quarter, and the third quarter dividend was 9% higher than the second quarter dividend.

After initiating a 3-for-2 stock split early in 2004, we've seen our stock price accelerate in recent months.

Personnel changes

At this writing, Jon M. Jones and Cathy Reines, who served Venture Bank as President and Chief Financial Officer, respectively, are no longer a part of our team. This change was not precipitated by, nor did it produce, any financial irregularity—Venture Bank was fiscally unaffected by the change. A thorough search for a new President and a new CFO is already underway. Having previously served as President for many years, and having an intimate knowledge of the financial operations of the bank, I have assumed the additional duties of both positions on a temporary basis, until replacements are named. We expect that process to proceed quickly, but with care.

Dupont headquarters update

We continue to develop our plan to build a new, 53,000 square-foot administration facility in Dupont. While managing a financial enterprise stretching from Centralia to Kent has been both challenging and rewarding, the centralization of all administrative functions is necessary to have the infrastructure for continued growth.

When complete, the new, 3-story facility will also contain a financial center. It will help to streamline our operations, and provide a centralized training location and other economies of scale.

Centralizing our administration in Dupont *will not* necessitate the closing of our Lacey financial center. Indeed, plans call for a full renovation of our Lacey facility during its continued operation.

Renovation and expansion

Throughout 2004, we renovated or partially renovated four of our financial centers. We've seen positive results already—these sharp, smartly designed new centers are welcoming places that help develop brand loyalty among customers.

Performance of our Kent financial center, opened last year, has exceeded our initial goals. Our newest center, in Lakewood, scheduled to open this summer, will further strengthen our presence in Pierce County. In 2005, we'll initiate a new financial center at our Pioneer location, and renovate five other financial centers.

We are constantly on the lookout for further expansion opportunities compatible with our strategic plan, and look forward to sharing more good news with our shareholders as developments occur.

Building the brand

Our rebranding strategy has played a key role in our heightened visibility and growth, proving to be successful even beyond our high expectations. Our winning formula of quality service to customers, shaped and refined over many years, now has a brand that people know, see, and most importantly, believe in.

The value to shareholders of this dynamic brand image cannot be overstated. The Venture Bank brand is an essential component of our strategic plan, helping us to position the bank effectively for future growth in the Pacific Northwest. It extends far beyond visual impressions, to deliver the promise of quality, service, and satisfaction. Whether it's a cup of hot coffee, a comfy chair, a personal greeting, genuine conversation, or prompt assistance with a loan or checking account question, we are striving to assure our customers that they're the absolute focus of everything we do.

The result has been higher visibility and a stronger reputation as a forward-thinking business bank with employees who care. This authentic combination of "high-tech" and "high-touch" gives us a significant competitive edge in the markets we serve.

Other products and services

Venture Bank is also growing its product mix and depth of services. Venture Wealth Management continues to provide financial and money management services to a growing number of customers. In 2004, we successfully introduced Business eSolutions, as well as further refinements of our Business Bill Pay and Bill Pay services. Our Premier 50 Club continues to outpace all similar travel clubs at other institutions.

New training initiative

To ensure that we inspire and empower all new employees, in 2004 we began in-depth orientation, sales and service training. Known informally as "Venture Bank University," this initiative underscores our strong commitment to creating a positive emotional connection between customers, employees and the Company's brand.

Building on significant improvements in training during 2004, we will increase our focus this year on the internalization and demonstration of our core values.

The future

I am increasingly confident about the future. The dedication and professionalism of our people, under the guidance of a visionary Board of Directors, give us a strong competitive edge in every community we serve.

As pleased as we are with our banking success, we're equally proud of our good corporate citizenship. Venture Bank's commitment to community leadership, through contributions of time and resources to a wide variety of philanthropic, non-profit and other worthy causes, will continue.

While perfection may be unattainable whenever human beings are involved, we nevertheless strive for perfection at Venture Bank. Each day brings renewed dedication to improve every level of service, and every single encounter with those we serve. In this way we bring value to you, our shareholders, who make Venture Bank possible.

It is my pleasure and honor to serve you.

Ken F. Parsons, Sr.
CEO & Chairman



Ken F. Parsons, Sr.

Venture Bank
Board of Directors

CHAIRMAN
Ken F. Parsons, Sr.

Lowell E. Bridges
Owner,
Bridges Restaurants

Linda E. Buckner
Owner,
STRAPCO

E. Paul DeTray
President,
DeTray's Quality Homes

Jewell C. Manspeaker
Grays Harbor College
Retired

Patrick L. Martin
Chief Executive Officer,
Patrick's Carpet One

A. Richard Panowicz
President,
Archives Northwest

Lawrence J. Schorno
Schorno Agri-Business,
Retired

PIERCE COUNTY LIAISON
Rina D. Morley

EATONVILLE COMMUNITY BOARD
Sandra L. Christian
Donald K. Cook
Tracy L. Fitzer
Arne Haynes
Charles K. McTee
Terry VanEaton

CHAIRMAN EMERITUS
Dr. John W. Gott

DIRECTORS EMERITUS
E.D. Bettine
John D. Durney
John A. Huber
Myron Kreidler
Willis G. Martin
Kenneth M. Wilcox
Lewis L. Yarbrough

DIRECTORS IN MEMORIAM
H.V. Brewington
Richard L. Clark
Joel F. Gould
John R. Johnson, Sr.
John H. Stevens
Raymond Tubbs
Dr. Jacqueline H. Vandeman



Venture Bank
Executive Management

Ken F. Parsons, Sr.
CHAIRMAN
Chief Executive Officer

Patricia A. Graves
EXECUTIVE VICE PRESIDENT
Retail Banking

Bruce H. Marley
EXECUTIVE VICE PRESIDENT
Chief Lending Officer

Joseph Beaulieu
SENIOR VICE PRESIDENT
Marketing

Cathy J. Mosby
SENIOR VICE PRESIDENT
Human Resources

Senior Management

John A. Huber
REGIONAL PRESIDENT
Grays Harbor County
Retired 12/31/04

David L. Cherry
SENIOR VICE PRESIDENT
Mortgage Manager

Judith A. Johnson
SENIOR VICE PRESIDENT
Regional Lending Manager
Pierce County

Nita Sell
PRESIDENT CEO
Venture Wealth Management

Douglas S. Prull
SENIOR VICE PRESIDENT
Regional Lending Manager
N. Thurston-Lewis Counties
Retired 12/31/04

Dennis Shade
SENIOR VICE PRESIDENT
Construction Lending Manager

Mark Spaulding
SENIOR VICE PRESIDENT
Regional Lending Manager
Pierce County

Becky Cleary
SENIOR VICE PRESIDENT
Regional Manager, Retail Banking
South King County

Mary Holmberg
SENIOR VICE PRESIDENT
Regional Manager, Retail Banking
S. Thurston-Lewis Counties

Venture Financial Group
Board & Officers

CHAIRMAN
Ken F. Parsons, Sr.

DIRECTORS
Lowell E. Bridges
Linda E. Buckner
E. Paul DeTray
Jewell C. Manspeaker
Patrick L. Martin
A. Richard Panowicz
Lawrence J. Schorno

CORPORATE OFFICERS
Ken F. Parsons, Sr.
PRESIDENT
Chief Executive Officer

Leigh A. Baxter
SECRETARY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended **December 31, 2004**

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____ to _____

Commission File Number **0 - 24024**

VENTURE FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Washington	91-1277503
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Principal Executive Offices
721 College St. S.E., P.O. Box 3800, Lacey, WA 98509

Registrant's telephone number, including area code (360) 459-1100

Securities registered pursuant to Section 12(b) of the Act:
NONE
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 5(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined by Exchange Act Rule 12b-2).
Yes _______ No___X___

There is no active trading market for the Registrant's voting common equity. The Registrant's voting common stock is not listed on any exchange or quoted on Nasdaq. The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2004 (the last business day of the most recent second quarter),was $66,268,499 (based on the last sale of $15.50 per share on June 30, 2004).

The number of shares of no par value Common Stock outstanding as of March 24, 2005, was 6,520,714.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement (the "Proxy Statement") for use in connection with the Annual Meeting of Shareholders to be held on May 5, 2005, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Venture Financial Group, Inc.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2004
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1 - BUSINESS

General

Venture Financial Group, Inc. ("VFG" or "the Company"), formerly known as First Community Financial Group, was incorporated under the laws of the State of Washington in November 1983 as First Community Bancorp, Inc. and is a bank holding company. The Company changed its name to First Community Financial Group, Inc. in July 1992 and again in May 2003 to Venture Financial Group, Inc. In 1984, pursuant to a plan of reorganization, VFG acquired the stock of First Community Bank of Washington, and in May 2003 the bank changed its name to Venture Bank ("VB" or "Bank"). The Bank, organized in 1979, is a Washington state-chartered banking corporation. The principal offices of VFG and Venture Bank are located in Lacey, Washington. References to "we", "us", or "our" refer to VFG.

The Company expanded solely through internal growth until 1993 when it began a series of acquisitions to more rapidly expand its market area and to achieve greater economies of scale.

Acquisition	Year Completed
Citizens First Bank	1993
Northwest Community Bank	1995
Prairie Security Bank	1997
Wells Fargo Bank - Four Financial Centers	1997
Harbor Bank, N.A.	2002

On October 1, 2002, the Company completed the acquisition of Harbor Bank, National Association ("Harbor Bank") pursuant to an Agreement and Plan of Merger under the terms of which Harbor Bank merged with and into the Bank. Harbor Bank shareholders received $10.75 in cash for each share of Harbor Bank common stock outstanding as of the effective date of the merger. The total estimated value of the acquisition was approximately $7 million. The acquisition was financed out of existing capital, including the proceeds of a $13 million offering of Junior Subordinated Debentures completed in July 2002. For additional information regarding Junior Subordinated Debentures, see "Item 7-Management's Discussion & Analysis of Financial Condition and Results of Operations – Liquidity and Financial Condition." The Harbor Bank acquisition added two financial centers in Gig Harbor, Washington.

In addition to growth by acquisition, during the past five years we have opened financial centers in the following areas:

- Hawks Prairie area of Lacey (2000)
- Meridian-Puyallup (2001)
- West Olympia (2001)
- Downtown Tacoma (2001)
- Kent (2004)

In September 2003, the Bank consolidated two Puyallup financial centers into one financial center located in the South Hill area.

In April 2004, the Bank acquired Washington Asset Management Tacoma, LLC, a financial services and wealth management company. The acquired firm was consolidated with the Bank's existing Investment Services Department and Venture Wealth Management, a wholly owned subsidiary of Venture Bank, was formed. Venture Wealth Management is headquartered in Downtown Tacoma.

In October 2004, the Bank sold seven of its financial centers. These financial centers were located in Grays Harbor (Aberdeen, Elma, Montesano, and Hoquiam), Lewis (Toledo, Winlock) and Thurston (Panorama City) Counties. We sold $88 million in deposits and $1.8 million in real estate, furniture and fixtures, and recorded a $5.2 million gain on the sale of deposits, and a $200,000 gain on the sale of real estate, furniture and fixtures.

In October 2004, the bank agreed to lease land in Lakewood for a financial center scheduled to open in the third quarter 2005.

In December 2004, the Bank opened its first South King County financial center located in the Kent East Hill area.
The Bank primarily focuses on business and commercial real estate lending, which represent approximately 90% of the Bank's loan profit. The Bank provides a full range of banking services including:

- savings and checking accounts,
- time deposits,
- consumer installment loans,
- mortgage and commercial lending,
- safe deposit facilities, and
- electronic banking via ATMs, Internet and telephone.

We offer a broad range of investment services to our consumer and commercial customers, including retirement and estate planning, profit sharing plans and the sale of non-deposit investment products, through Venture Wealth Management.

Small Loan Segment

In April 2001, the Bank entered into a Marketing and Servicing Agreement with Advance America. Advance America is a Delaware company formed in 1997 and is comprised of a group of "parent-subsidiary" companies whose function is to develop, own, acquire and manage cash advance centers throughout the United States. Under this agreement, the Bank offers short-term consumer loans (commonly known as "payday loans") to customers in the state of Arkansas. Payday loans are small dollar ($700 or less), short-term unsecured loans that borrowers promise to repay out of their next paycheck. The Bank charges a fixed dollar fee, rather than simple interest. In a typical payday loan transaction, the borrower provides the Bank with a post-dated check for the loan amount plus the fee. The Bank agrees to defer deposit of the check until the check date, usually two weeks or less. Advance America acts as the Bank's agent in marketing and collecting these loans.

In November 2000, the Bank entered into a Marketing and Servicing Agreement with Advance America to offer short-term loans to customers in the state of Alabama. In 2003 the Alabama legislature passed the Deferred Presentment Services Act. The Act created a regulatory framework within which licensed, non-bank lenders could originate small loans in Alabama. Due to these changes in Alabama law, the Bank and Advance America terminated the original Marketing and Servicing Agreement effective July 11, 2003. The agreement was due to expire on October 31, 2003, and pursuant to the terms of the early termination, Advance America agreed to remit to the Bank a portion of the fees earned for the period from July 11, 2003 through October 31, 2003. We negotiated the termination payments to keep the Bank financially whole as if the Alabama agreement had continued through the original termination date.

The Company has taken steps to forestall any negative effect that may have occurred from these developments, including expansion of core banking operations. Small loan income lost in 2004 from discontinued operation in Alabama was offset with increased investment and loan interest income.

The agreement with Advance America for Arkansas is immediately terminable if any bank regulatory agency with jurisdiction over the Bank or the Company determines that the Bank's performance of the agreements is unlawful or an unsafe or unsound practice. On March 2, 2005, the Federal Deposit Insurance Corporation ("FDIC"), our primary regulator, issued revised payday lending guidelines. The full text of such guidelines is available on the FDIC website at http://www.fdic.gov/. Payday loans are funded by the Bank in the State of Arkansas for amounts between $100 and $700 and are short-term (30 days or less), unsecured loans, generally with high interest rates, that borrowers promise to repay out of their next paycheck. We have offered payday loans in Arkansas since April 2001 and we will be affected by the revised guidelines. Financial highlights on this segment of the Company are found in Management's Discussion & Analysis of Financial Condition and Results of Operations and *Note 21-Business Segment Information* to the Company's consolidated financial statements. The federal bank regulators' perspective on payday lending is generally described below in the section titled, "Business - Supervision and Regulation-Federal and State Regulation of Venture Bank".

Competition

Commercial banking in the state of Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other commercial banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages, and other financial institutions. Banking in Washington is significantly affected by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, Key Bank, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Washington. These competitors have significantly greater financial resources and offer a greater number of financial center locations (with statewide financial center networks), higher lending limits, and a variety of services not offered by the Bank. The Bank has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers, as impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of the Bank's target customers. Over the past few years, numerous "community" banks have been formed or moved into the Bank's market areas and have developed a similar focus. This growing number of similar banks and an increased focus by larger institutions on the Bank's market segments in response to declining market perception or market share has led to intensified competition.

The adoption of the Gramm-Leach-Bliley Act of 1999 intensified competition in the banking industry. The Act eliminated many of the barriers to affiliation among providers of various types of financial services and permits business combinations among banks, insurance companies, securities and brokerage firms, and other financial service providers. This has led to increased competition in both the market for providing financial services and in the market for acquisitions in which the Bank also participates. For additional information, see "Business – Supervision and Regulation – Financial Services Modernization."

In general, the financial services industry has experienced widespread consolidation over the last decade. It is anticipated that consolidation among financial institutions in the Company's market area will continue. Other financial institutions, many with substantially greater resources, compete in the acquisition market against the Bank. Some of these institutions, have greater access to capital markets, larger cash reserves and a more liquid currency. Additionally, the rapid adoption of financial services through the Internet has reduced the barrier to entry by financial services providers physically located outside the Bank's market area. Although the Bank has been able to compete effectively in the financial services markets to date, there can be no assurance that it will be able to continue to do so in the future.

The Bank's small loan division offers short-term consumer loans in Arkansas pursuant to an agreement with Advance America. The Bank believes that the principal competitive factors in the check-cashing industry are location, customer service, fees, convenience, and range of services offered. The Bank faces intense competition and believes that the short-term consumer loan market is becoming more competitive as the industry matures and consolidates. Some of the Bank's competitors have larger and more established customer bases and substantially greater financial, marketing, and other resources. There is no assurance that the Bank's small loan division will be able to compete successfully with its competitors.

Market Area

The Bank engages in general banking business through 14 offices in Thurston, Lewis, Pierce and King Counties, Washington. All four counties experienced a stable economic environment in 2004. Thurston County's growth, although minimal, has been spurred by increased government employment and several larger companies moving into the County.

Lewis County has experienced flat growth and derives the majority of its economic livelihood from Thurston County and more specifically the government jobs centered in Olympia.

Pierce County is well diversified with the principal industries being shipping (via the Port of Tacoma), military employment at Fort Lewis and McCord Air Force Base, and forest products.

King County is very well diversified with a strong industrial and service industry base, the Port of Seattle, Seattle-Tacoma International airport, and as the headquarters for Costco, Microsoft, and Starbucks.

Employees

VFG and its subsidiaries employed a total of 205 employees, consisting of 175 full time and 30 part time employees at December 31, 2004. A number of benefit programs are available to eligible employees, including group medical plans, paid sick leave, paid vacation, group life insurance, a 401(k) plan, deferred compensation plans, and a stock incentive plan. Such employees are not represented by a union organization or other collective bargaining group, and management considers relations with employees to be very good.

Supervision and Regulation

The Bank is extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes applicable statutes and regulations and is qualified in its entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on the Bank's business and prospects. The Bank's operations may also be affected by changes in the policies of banking and other government regulators. The nature or extent of the possible future effects on business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations cannot accurately be predicted.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act:

- requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC");
- imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures;
- accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and
- requires additional disclosures regarding codes of ethics for senior financial officers, shareholder communication procedures, director nomination procedures, and audit committees.

The Act also requires the SEC to regularly and systematically review corporate filings. To deter wrongdoing, the Act:

- subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct;
- prohibits an officer or director from misleading or coercing an auditor;
- prohibits insider trades during pension fund "blackout periods";
- imposes new criminal penalties for fraud and other wrongful acts; and
- extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As an SEC reporting company, we are subject to the Act's requirements. We are in the process of complying with the Act and related rules and regulations issued by the SEC. At the present time the Company anticipates that it will incur additional expense as a result of the Act, but it is not expected that such compliance will have a material impact on business.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports and provide additional information to the Federal Reserve.

Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not applied to become a financial holding company.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before merging with another institution or acquiring ownership or control of more than 5% of the voting shares or substantially all of the assets of another bank or bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tie-in Arrangements. The Company is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either a requirement that the customer obtain additional services provided by the Company or an agreement by the customer to refrain from obtaining services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Regulation of Venture Bank

General. The Bank is a Washington chartered commercial bank with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Washington Department of Financial Institutions, Division of Banks and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. Washington State banking law generally limits the amount of funds that a bank may lend to a single borrower to 20% of the bank's capital and surplus.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a financial center or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit must be made on substantially the same terms as comparable transactions with other customers and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Payday Lending. In July 2003 the FDIC issued Guidelines for state chartered, nonmember banks that participate in small loan programs with third party contractors. The Guidelines cover safety and soundness considerations, including loan concentrations, capital adequacy, allowance for loan and lease losses (ALLL), and loan classification guidelines. Compliance considerations, such as Community Reinvestment Act performance, Truth in Lending, and consumer privacy are also covered. The Guidelines allow examiners wide discretion to review and, where necessary, criticize a bank's loan program based upon these considerations.

The Office of the Comptroller of the Currency (OCC), the primary federal regulator of national banks, the Office of Thrift Supervision (OTS), the primary regulator of federal savings banks and the Federal Reserve Bank (FRB), the primary regulator of federal reserve member banks, have increased their scrutiny of banks involved in payday lending. Published regulatory guidance indicates that regulators are concerned about potential risks to banks, including strategic, reputation, compliance, transaction, and credit risks. Management is expected to measure, monitor and establish controls to manage these risks and to avoid taking risks that threaten the safety and soundness of the Bank. The OCC, OTS, and FRB, will enforce these expectations through the examination process and have the power to order banks under their jurisdiction to discontinue their participation in payday lending. The OCC and FRB have ordered banks they regulate to discontinue their payday lending operations. On March 2, 2005, the Federal Deposit Insurance Corporation ("FDIC"), our primary regulator, issued revised payday lending guidelines. The full text of such guidelines is available on the FDIC website at http://www.fdic.gov/. Payday loans are funded by the Bank in the State of Arkansas for amounts between $100 and $700 and are short-term (30 days or less), unsecured loans, generally with high interest rates, that borrowers promise to repay out of their next paycheck. We have offered payday loans in Arkansas since April 2001 and we will be affected by the revised guidelines.

Management believes that the Bank has taken appropriate steps to manage and control the risks of its payday lending activities consistent with currently applicable regulatory guidance. However, there can be no assurance that the Bank's regulators would not seek to restrict or terminate the Bank's participation in payday lending.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Act) permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted "opting in" legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Washington restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within the state, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within the state. We do not have the authority to open de novo branches in any state other than Washington.

Deposit Insurance

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The Bank qualifies for the lowest premium level, and currently pays only the statutory minimum rate.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

Along with the issuance of Junior Subordinated Debentures, dividends paid by the Bank provide substantially all of the Company's cash flow. Under Washington law, and the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), the Bank is subject to restrictions on the payment of cash dividends to its parent company. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, the amount of the dividend may not be greater than retained earnings.

Regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. We are not currently subject to any regulatory restrictions on dividends other than those noted above.

Capital Adequacy

Regulatory Capital Guidelines. Federal and state bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets.

If capital falls below the minimum levels established by these guidelines, a holding company or a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, such as the Bank. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus, undivided profits, and Junior

Subordinated Debentures up to 25% of Tier I capital. Tier II capital generally consists of the allowance for loan losses up to 1.25% of risk weighted assets, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%. Our ratios are 12.24% and 13.49%, respectively.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total average assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%. Our ratio is 12.94%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions. FDICIA requires federal banking regulators to take "prompt corrective action" with respect to a capital-deficient institution, including requiring a capital restoration plan and restricting certain growth activities of the institution. The Company could be required to guarantee any such capital restoration plan required of the Bank if the Bank became undercapitalized. Under the regulations, the Bank is "well-capitalized."

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. The Act:

- repealed restrictions on preventing banks from affiliating with securities firms;
- provided a uniform framework for the activities of banks, savings institutions and their holding companies;
- broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies;
- provided an enhanced framework for protecting the privacy of consumer information; and
- addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

The Company does not believe that the act will negatively affect operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than currently offered, and these companies may be able to aggressively compete in the markets the Company currently serves.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001. Among other things, the USA Patriot Act:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;

- enhances customer identification procedures;
- requires financial institutions to establish an anti-money-laundering compliance program; and
- eliminates civil liability for persons who file suspicious activity reports.

The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act.

The USA Patriot Act has required a greater use of resources due to the requirement of an enhanced anti-money laundering program. The Company does not believe the enhanced anti-money laundering program will have a material adverse effect on business and operations.

Effects Of Government Monetary Policy

The Bank's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact cannot be predicted with certainty.

ITEM 2 - PROPERTIES

The Bank owns the property and buildings on which the Kent, Lacey, Yelm, Fircrest, Downtown Tacoma, Gig Harbor Pioneer, Centralia, and Downtown Olympia financial centers are situated. The Bank also owns the Gig Harbor Loan Center building as part of its Pioneer location. The Tumwater and Eatonville financial centers are operated in buildings owned by VB that are situated on leased property. The Hawks Prairie, West Olympia, South Hill Puyallup, and Gig Harbor Pt. Fosdick financial centers are operated in leased space. The aggregate monthly rental on all properties leased by the Bank is approximately $56,000.

The Lacey office is a two story building with a basement and a drive-up, which has approximately 17,500 square feet and is fully utilized as a bank financial center, administrative offices, customer care center and data processing facility. The South Hill Puyallup, Tumwater, Yelm, Eatonville, West Olympia, Centralia, and Pt. Fosdick financial centers are single story structures with drive-up facilities. The Downtown Olympia, Hawks Prairie, and Downtown Tacoma financial centers are two story structures with drive-up facilities. The Kent and Pioneer financial centers are single story structures with walk up ATMs. The Fircrest financial center is an office condominium, of which the Bank occupies approximately one-half the space.

In December 2004, the Bank entered into an agreement, upon satisfaction of certain contingencies, to purchase land in DuPont Washington for $2 million to construct a three story, 50,000 square foot corporate office building. The purchase of this property was finalized on February 17, 2005. In October 2004 the Bank agreed to lease property for $9,140 per month in Lakewood Washington for a financial service center currently scheduled to open in the third quarter 2005.

ITEM 3 - LEGAL PROCEEDINGS

From time to time in the ordinary course of business, VFG or its subsidiaries may be involved in litigation. At the present time neither VFG nor any of its subsidiaries are involved in any threatened or pending material litigation.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2004, no matters were submitted to the security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

No broker makes a market in VFG's common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. The following data includes trades between individual investors. It does not include the exercise of stock options nor does it include shares repurchased by the Company as discussed below. This information has been adjusted to reflect the three-for-two stock split effective May 16, 2004.

Period		# of Shares Traded	Price Range
2003			
1st	Quarter	31,500	\$9.33 - \$23.33
2nd	Quarter	19,400	\$14.00 - \$14.67
3rd	Quarter	61,898	\$14.00 - \$15.33
4th	Quarter	20,004	\$14.00 - \$15.33
2004			
1st	Quarter	42,456	\$15.17 - \$15.67
2nd	Quarter	49,366	\$15.17 - \$16.00
3rd	Quarter	50,082	\$15.50 - \$16.20
4th	Quarter	39,294	\$15.95 - \$23.00

At December 31, 2004 options for 436,045 shares of VFG common stock were outstanding. See Note 15 of the consolidated financial statements for additional information.

Number of Equity Holders

As of December 31, 2004, there were 1,426 holders of record of VFG's common stock.

Dividends

VFG paid cash dividends of \$0.047 on February 13 and May 14, and \$0.05 on August 16 and \$0.06 on November 19, 2004. VFG paid cash dividends of \$0.033 per share on February 12, and May 16, 2003. VFG paid cash dividends of \$0.047 per share on August 8, and November 14, 2003. The amounts reported reflect an adjustment for the May 2004 stock split.

Washington law limits the ability of the Bank to pay dividends to the Company. Under these restrictions, a bank may not declare or pay any dividend in an amount greater than its retained earnings without approval of the Division of Banks. All of the retained earnings of the Bank are available for the payment of dividends to the Company under these restrictions, subject to the federal capital regulations discussed above. See "Business – Supervision and Regulation – Dividends".

Purchases of Equity Securities by Venture Financial Group, Inc.

On December 11, 2002, the Board approved a stock repurchase program that allowed for the repurchase of up to 198,000 shares of VFG Common Stock in purchases over a three month period, through open market transactions or through privately negotiated transactions. No purchases were made under this plan in 2002. As of March 11, 2003 a total of 104,358 shares have been repurchased under this plan for a total of \$1,174,792.

On February 19, 2003 the Board approved a stock repurchase program to allow for the repurchase of 131,370 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or through the open market. On June 18, 2003 this plan was amended and an additional 56,130 shares were added to the plan. On October 15, 2003 this plan was amended again and an additional 225,000 shares were added to this plan bringing the total to 412,500 shares. Under this plan 266,097 shares were repurchased in 2003 and 146,403 have been repurchased in 2004 for a total of \$2,226,290. All shares have been adjusted for the three-for-two stock split effective May 16, 2004.

On June 16, 2004 the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or through the open market. Under this plan 50,779 shares have been repurchased for a total of \$780,424.

On May 6, 2004, the Board of Directors announced a three-for-two stock split on VFG stock for shareholders of record on May 16, 2004.

The following table sets forth the Company's repurchase of its outstanding common stock during the fourth quarter of the year ended December 31, 2004.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased
Month #1 October 1, 2004 through October 31, 2004	1,686	$16.00	1,686	161,872
Month #2 November 1, 2004 through November 30, 2004	3,663	$15.90	3,663	158,209
Month #3 December 1, 2004 through December 31, 2004	8,988	$15.85	8,988	149,221
Total	**14,337**	**$15.88**	**14,337**	**149,221**

Date repurchase authorized	Date publicly announced	# of shares authorized	Expiration Date
February 19, 2003	March 5, 2003	131,370	August 19, 2004
September 18, 2003	September 24, 2003	56,130	December 18, 2004
October 15, 2003	October 17, 2003	225,000	April 15, 2005
September 16, 2004	September 22, 2004	200,000	December 31, 2005
Total		**612,500**	

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Year Ended December 31, 2004		
Plan Category	**Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)** [(1)(2)]	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)**	**Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in Column (a)) (c)** [(1)]
Equity compensation plans approved by security holders	436,045 (3)	$5.84	172,470 (4)
Equity compensation plans not approved by security holders	0	$0	0

(1) Consists of shares that are outstanding and shares available for future issuance under the respective plans. The material features of the plans are described below. Share amounts have been adjusted to reflect the two-for-one stock split effective November 15, 2002.

(2) Includes shares that were assumed through mergers and acquisitions.

(3) Includes 64,200 shares for Directors and 371,845 shares for Employees.

(4) Includes 44,250 shares for Directors and 128,220 shares for Employees.

ITEM 6 - SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with VFG's consolidated financial statements and the accompanying notes presented in this report. The per share information has been adjusted retroactively for all stock dividends and splits.

($ in thousands, except per share data)	2004	2003	2002	2001	2000
For the Year					
Net interest income after provision for credit losses	$ 24,907	$ 22,861	$ 21,079	$ 17,682	$ 16,604
Non-interest income	13,569	12,560	7,865	6,324	4,975
Non-interest expense and taxes	26,699	26,365	22,732	19,569	17,218
Net income	$ 11,777	$ 9,056	$ 6,212	$ 4,437	$ 4,361
Per Common Share					
Basic Earnings Per Share	$ 1.82	$ 1.38	$ .95	$ .68	$ .67
Stock Dividends declared	- -	- -	- -	- -	- -
Cash Dividends Paid	$ .20	$ .16	$ .13	$ .13	$ .13
Balance Sheet Data:					
Total Assets	$556,216	$513,900	$474,450	$364,623	$324,235
Long-term debt	34,589	42,000	24,000	575	1,303
Shareholders' equity	57,840	48,673	44,209	38,795	34,373

Net income for the years ended December 31, 2004 and 2003 included extraordinary items as discussed in Item 7 below under the headings "Performance Overview" and "Non-Interest Income."

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes to those statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this report.

Forward-Looking Information

Statements appearing in this report which are not historical in nature, including the discussions of the adequacy of the Company's capital resources and allowance for credit losses, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that expressly or implicitly predict future results, performance, or events should be considered forward-looking. Forward-looking statements are subject to the risks and uncertainties that may cause actual future results to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. VFG does not undertake any obligation to publicly release any revisions to forward-looking statements contained in this Annual Report, with respect to events or circumstances after the date of this Annual Report, or to reflect the occurrence of unanticipated events.

Such risks and uncertainties with respect to the Company include, among others, the risk of federal or state regulatory changes regarding payday lending; risks related to the general economic environment, particularly in the region in which the Company operates; competitive products and pricing, that may lead to pricing pressures on rates the Bank charges on loans and pays on deposits; loss of customers of greatest value to the Bank; fiscal and monetary policies of the federal government; changes in government regulations affecting financial institutions and small loan practices, including regulatory fees and capital requirements; changes in prevailing interest rates that could lead to decreased net interest margin; the integration of acquired businesses; credit risk management and asset/liability management; changes in technology or required investments in technology; and the availability of and costs associated with sources of liquidity.

Critical Accounting Policies and Estimates

The Company's financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes that the allowance for credit losses is one of the more critical judgment areas in the application of its accounting policies that affect financial condition and results of operations. The allowance for credit losses is more fully described in the Liquidity and Financial Condition section.

Performance Overview

In 2004, the Company earned $11,777,000. This represents the Company's most profitable year to date, surpassing the 2003 record of $9,056,000 by $2,721,000, or 30%. Earnings for 2003 increased by $2,844,000 or 46% over 2002 earnings of $6,212,000. Highlights for 2004 include:

- a $5,462,000 gain on the sale of seven branches
- net interest income before provision for credit losses remains the same from 2003 to 2004 despite the fact that 2003 included $1,500,000 from discontinued operations in Alabama
- non interest income increases by $1,009,000

On October 8, 2004, the Company sold seven of its branches. Of the seven branches, one was in Thurston County, two were in Lewis County and four were in Grays Harbor County. Deposits transferred totaled $88,000,000. The Company retained all loans originated through the seven branches. The Company realized a $3,500,000 gain net of tax and previously recorded goodwill with respect to such branches.

The Company continues to move forward with its strategic plan of reallocating resources to the more populated and growing areas in Pierce and King Counties. A financial center was opened in Kent in King County in December 2004, and plans are underway to open another financial center in Lakewood in Pierce County in the third quarter 2005. In addition, existing financial centers are in the process of being remodeled to better suit the company's branding effort. In December 2004, the Company entered into an agreement, upon satisfaction of certain contingencies, to purchase land in DuPont in Pierce County Washington for $2 million to construct a corporate office. The purchase of this property was finalized February 17, 2005. Management believes that centralizing administration functions will create long term efficiencies.

Asset growth in 2004 was 8% as total assets have grown to $556,216,000. Total loans have increased $66,000,000 while securities available for sale have decreased $11,500,000 and cash and Federal Funds Sold have both decreased $5,000,000. These four fluctuations account for the majority of 2004 net asset growth totaling $42,316,000. Total deposits decreased $55,502,000, or 14.5% to $326,721,000. Federal Funds Purchased, short term borrowings and long term borrowings increased a total of $86,898,000. Basic earnings per share for 2004 were $1.82 per share compared to $1.38 per share for 2003 and $0.95 for 2002.

The following table sets forth certain operating and capital ratios for the Company at December 31:

	2004	2003	2002	2001	2000
Return on Average Assets	2.23%	1.88%	1.56%	1.27%	1.40%
Return on Average Equity	22.99%	19.55%	15.13%	12.12%	13.62%
Average Equity to Average Assets Ratio	9.95%	9.67%	10.28%	10.45%	10.25%
Dividend Payout Ratio	11.25%	11.57%	14.13%	19.70%	19.88%

Return on Average Assets and Return on Average Equity at December 31, 2004 without the $3.5 million net gain on sales of the seven branches would have been 1.56% and 16.32% respectively. Return on average assets and return on average equity at December 31, 2003 without the $1.4 million net gain on sale of foreclosed real estate would have been 1.59% and 16.55%, respectively.

The Company acquired Harbor Bank, NA on October 1, 2002 in a strategic expansion of its presence in the Pierce County marketplace. The acquisition provides two financial centers and lending opportunities in Gig Harbor. The Company had been considering expansion into the Gig Harbor area via a de novo financial center, but this acquisition provided an opportunity to acquire significant market share in a single transaction. Total assets, loans, and deposits of Harbor Bank on the date of acquisition were $81,546,000, $54,761,000 and $74,163,000, respectively. The effect on 2002 net income was not material as the net revenues generated were offset by costs related to the acquisition and integration of the organizations' personnel and information systems. See Note 2 to the consolidated financial statements for more information on this acquisition. In addition to the growth in the Company's assets and liabilities from this transaction, it also contributed to a significant increase in the Company's problem loans. For further discussion, please see the discussion on Asset Quality in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Net Interest Income

Net interest income is comprised of the difference between interest income, primarily from loans and investments, and interest expense incurred on interest bearing liabilities, primarily from deposits and borrowed funds. Changes in net interest income from year to year are influenced by both the volume of the assets and the liabilities, and the rates earned and paid, respectively. Net interest income in 2004 decreased by $56,000 over 2003. Net interest income in 2003 increased by $1,768,000 or 8% over 2002. The Bank discontinued Alabama small loan originations in 2003 and accordingly, loan interest income for the twelve months ending December 31, 2003 included $1,500,000 in small loan income not included in 2004. Excluding Alabama small loan income from the 2003 numbers, net interest income year-over-year increased $1,500,000 or 6.1%.

During 2004, our interest margin decreased 63 basis points to 5.28% from 5.91% in 2003. This reduction is partially a result of discontinued small loan production in Alabama. In 2003 the operations in Alabama resulted in $1,500,000 in interest income. Without this operation the net interest margin in 2003 would have been 5.06% and 4.82% in 2004, a decrease of 24 basis points. This 24 basis point decrease in net interest margin is attributable to the shift in funding source from deposits to short term borrowings as a result of the transfer of $88,000,000 in deposits in connection with the sale of seven branches previously discussed.

Total interest income earned from loans in 2004 decreased by $560,000, the net effect of an increase of $2,241,000 due to an increase in the average volume of loans during the year, offset by a reduction in the average yield on loans of $2,801,000, attributable to a decline in the average yield from 8.00% in 2003 to 7.27% in 2004. The reduction in interest yield is due primarily to repricing pressures; however, included in the $2,801,000 of reduced interest income is $1,500,000 of Alabama loan fees which were included in 2003 but not in 2004. Despite the reduction in average yield, the Bank is able to maintain a relatively high yield due to participation in the small loan program in Arkansas, which began in April of 2001. These short-term consumer loans carry substantially higher yields than those in the Bank's traditional portfolio, and, because they are a convenience product the price does not rise and fall with changing interest rates.

Offsetting the decrease in loan interest income was an increase in the interest earned on investment securities, which increased by $1,076,000 over the prior year. The most significant reason for this increase was additional volume which increased from an average volume of $54,046,000 to $78,870,000 generating an additional $1,015,000 in additional interest earned. The yield on investments increased from 3.92% to 4.05%, generating an additional $61,000 in interest income.

Interest expense on deposits in 2004 decreased 11.5%, or $528,000 from 2003. The decrease is partially due to the reduction in the rate of interest paid on deposits. The average rate declined on deposits to 1.39% in 2004 from 1.53% in 2003 which resulted in $121,000 of savings on interest expense while reduced volume of average deposits, a decrease of 2.5%, decreased interest expense $407,000. Interest expense on other borrowings increased $1,056,000. The reduction in average interest rate to 2.69% from 2.84% saved $84,000 in interest expense. However the increased volume of borrowings, primarily the increase in short term borrowings to $123,128,000 from $34,394,000 due to the divestiture of seven branches, increased interest expense by $1,140,000.

An analysis of the change in net interest income is as follows (*dollars in thousands*):

	2004 compared to 2003 Increase (decrease) due to			2003 compared to 2002 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans	$2,241	(2,801)	$(560)	$4,162	($3,656)	$506
Federal funds sold and deposits in banks	(53)	9	(44)	48	(30)	18
Investment securities	1,015	61	1,076	1,240	(382)	858
Total interest income	3,203	(2,731)	472	5,449	(4,067)	1,382
Interest paid on:						
Savings, NOW and MMA	(155)	(44)	(199)	(286)	503	217
Time deposits	562	165	727	84	1,020	1,104
Other borrowings	(1,140)	84	(1,056)	(1,037)	102	(935)
Total Interest expense	(733)	205	(528)	(1,239)	1,625	386
Net interest income	$2,470	$(2,526)	$(56)	$4,210	$(2,442)	$1,768

The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Average consolidated statements of financial position and analysis of net interest spread were as follows *(dollars in thousands)*:

	2004 Average Balance	2004 Interest Income (Expense)	2004 Average Rates	2003 Average Balance	2003 Interest Income (Expense)	2003 Average Rates	2002 Average Balance	2002 Interest Income (Expense)	2002 Average Rates
Earning Assets:									
Loans(1)	$394,611	$28,608	7.25%	$364,745	$29,168	8.00%	$315,595	$28,662	9.08%
Federal funds sold and interest bearing deposits in banks	2,220	24	1.08%	7,223	68	0.94%	2,954	50	1.69%
Investment securities	78,870	3,196	4.05%	54,046	2,120	3.92%	23,935	1,262	5.27%
Total earning assets and interest income	475,701	31,828	6.69%	426,014	31,356	7.36%	342,484	29,974	8.75%
Other Assets:									
Cash and due from banks	19,613			24,432			28,479		
Bank premises and equipment	12,198			11,650			10,438		
Other assets	28,875			28,912			23,349		
Allowance for credit losses	(7,506)			(8,160)			(5,415)		
Total Assets	$528,881			$482,848			$399,335		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Savings, NOW, and Money Market Deposits	$185,880	$(1,677)	.90%	$168,616	$(1,478)	0.88%	$141,734	$(1,695)	1.20%
Time deposits	105,940	(2,386)	2.25%	130,894	(3,113)	2.38%	133,263	(4,217)	3.16%
Total interest bearing deposits	291,820	(4,063)	1.39%	299,510	(4,591)	1.53%	274,997	(5,912)	2.15%
Other borrowings	97,373	(2,631)	2.69%	54,746	(1,575)	2.88%	19,305	(640)	3.32%
Total interest bearing liabilities and interest expense	389,193	(6,694)	1.72%	354,256	(6,166)	1.74%	294,302	(6,552)	2.23%
Non-interest bearing deposits	85,690			75,953			59,559		
Other liabilities	2,767			5,932			4,429		
Shareholders' equity	51,231			46,707			41,045		
Total liabilities, shareholders' equity and net interest income	$528,881	$25,134		$482,848	$25,190		$399,335	$23,422	
Net interest income as a percentage of average of earnings assets:									
Interest Income		6.69%				7.36%			8.75%
Interest Expense		1.41%				1.45%			1.91%
Net Interest Income		5.28%				5.91%			6.84%

(1) For purposes of these computations, non-accrual loans are included in the average loan balance outstanding. Loan fees and late charges of $1,532,000, $1,033,000, and $727,000, are included in interest income in 2004, 2003, and 2002, respectively.

Non-Interest Income

Total non-interest income increased $1,009,000 to $13,569,000, an increase of 8% over 2003. This increase is primarily due to a $5,462,000 gain on sale of seven branches in 2004. 2003 included a $2,100,000 gain on sale of foreclosed real estate and $1,180,000 in small loan miscellaneous income associated with the termination of small loan originations in Alabama. Non-interest income includes service charges on deposit accounts, origination fees and gains on sale of loans, earnings on bank-owned life insurance, small loan miscellaneous income, and gain on sale of foreclosed real estate. Service charges on deposit accounts increased by $135,000 or 4% over 2003. These revenues increased in 2003 by $536,000, or 17% over 2002 due to increased number of deposit accounts. Origination fees and gains on sale of loans decreased by $2,055,000, or 61% from 2003 to 2004 and increased $861,000, or 34% from 2002 to 2003. An increase in interest rates in the last quarter of 2003 had the effect of reducing mortgage financing and refinancing activity that carried over into 2004. Other operating income increased $2,929,000, or 46.5% over 2003. Other operating income increased by $3,298,000 in 2003 from 2002.

Non-Interest Expense

Total non-interest expense in 2004 decreased 5% over 2003 and amounted to $21,078,000. Total non-interest expense in 2003 increased 11% over 2002 to total $22,192,000. Salaries and benefits, the largest component of non-interest expense, in 2004 decreased $1,343,000 or 11% over 2003. This decrease is due to a decrease in salary and benefits from the reduction in mortgage commissions and a reduction in salary expense associated with the branch divestiture. These expenses for 2003 increased $1,771,000, or 17% over 2002. This increase includes a full year salary for those employees acquired in the Harbor Bank acquisition and also increased commissions related to mortgage originations. Occupancy costs and equipment expenses increased $87,000 or 2.6% in 2004. These expenses increased 28% in 2003 due primarily to a full years' depreciation related to the Harbor Bank facilities acquired in October 2002. Other expenses in 2004 increased $143,000, or 2%. This increase is due to a $329,000 write down on foreclosed property offset by $550,000 in expenses realized in 2003 associated with the re-branding of the company. These expenses decreased 7% or $468,000 over 2002 primarily attributed to a reduction in tax expense from a state business tax refund in 2003, offset by an increase in branding expense incurred in 2003.

Liquidity and Financial Condition

Asset growth in 2004 was 8% as total assets have grown to $556,216,000. Loan growth was 18%, or $66,030,000. This growth was offset by a decrease in securities available for sale of $11,587,000, a decrease in cash and due from banks of $5,252,000 and a decrease in Federal Funds Sold of $5,530,000. Total deposits decreased $55,502,000, or 14.5% to $326,721,000. Short term borrowings increased 258% or $88,734,000 in 2004. Long term debt decreased $8,000,000.

The principal sources of the Company's cash are dividends from the Bank and, in 2003, the proceeds of a $6 million offering of Junior Subordinated Debentures completed in April. The Bank's ability to pay dividends is regulated by federal and state law. See "Business – Supervision and Regulation – Dividends."

The Bank's primary sources of funds are customer deposits, maturities of investment securities, loan sales, loan repayments, net income, advances from the Federal Home Loan Bank of Seattle ("FHLB"), the use of the Federal Funds markets, and long-term borrowings. At December 31, 2004, the Bank's short-term borrowings totaled $128,123,000, including $86,700,000 at the Federal Home Loan Bank.

In June 2002 and April 2003, the Company raised $13,000,000 (VFG Capital Trust I) and $6,000,000 (VFG Capital Trust II), respectively through its participation in pooled Junior Subordinated Debentures offerings. The floating rate Junior Subordinated Debentures issued by VFG Capital Trust I accrue interest at a variable rate of interest, calculated quarterly, at LIBOR plus 3.65% per annum on the outstanding balance. The stated maturity date of this offering is July 2032. The floating rate Junior Subordinated Debentures issued by VFG Capital Trust II accrue interest at a variable rate of interest, calculated quarterly, at LIBOR plus 3.25% per annum on the outstanding balance. The stated maturity date of this offering is October 2033. The majority of these funds were utilized for the purchase of Harbor Bank in 2002, to repurchase Company stock and to pay cash dividends.

Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not. Deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors.

Deposits are the primary source of new funds. Total deposits were $326,721,000 at December 31, 2004, down from $382,223,000 at December 31, 2003. As discussed previously, this decrease is due to the divestiture of seven branches in October 2004. The bank has attempted to attract deposits in its market areas through competitive pricing and delivery of quality products as well as opening branches in new markets such as south King County.

Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors withdrawing funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquidity is generated from both internal and external sources. Internal sources include assets that can be converted to cash with little or no risk of loss. These include overnight investments in federal funds sold and investment securities available for sale, particularly those of shorter maturity, which are the principal source of asset liquidity. At December 31, 2004 cash, deposits in banks, interest-bearing deposits in banks and securities available for sale totaled $87,152,000. External sources refer to the ability to attract new liabilities and capital, including increasing savings and demand deposits, federal funds purchased, and the issuance of capital and debt securities. At December 31, 2004, overnight and federal funds lines of credit totaled $41,100,000. These credit lines were accessed regularly as a source of funding during 2004 and amounted to $5,575,000 at December 31, 2004.

Management believes the Bank's liquidity position at December 31, 2004, was adequate to meet its short-term funding requirements.

Management expects to continue relying on customer deposits, maturity of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, net income, Federal Funds markets, advances from FHLB, and other borrowings to provide liquidity. Management may also consider engaging in further offerings of Junior Subordinated Debentures if the opportunity presents an attractive means of raising funds in the future. Although deposit balances at times have shown historical growth, such balances may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, competition, customer management of cash resources and other factors. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities or repricing intervals of assets. The sources of such funds will include Federal Funds purchased, reverse repurchase agreements and borrowings from the FHLB.

Investments

In 2004 the Company's securities available for sale and securities held to maturity decreased $12,092,000. This decrease is due to the principal payments on mortgage-backed securities totaling $11,767,000, securities maturing and called totaling $13,773,000, offset by the purchase of mortgage-backed securities totaling $15,005,000. Because the available-for-sale portfolio is carried at fair value, its carrying value fluctuates with changes in market factors, primarily interest rates. The recorded amounts of securities and their fair value at December 31 are found in *Note 4-Securities*, in the notes to the Company's consolidated financial statements.

The stated maturities and weighted average yield of debt securities were as follows (*dollars in thousands*):

	Held-to-Maturity Securities			Available-For-Sale Securities		
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Due in one year or less	$ - -	$ - -	- -%	$ 1,523	$ 1,525	3.88%
Due after one year through five years	- -	- -	- -%	11,676	11,861	4.07%
Due after five years through ten years	- -	- -	- -%	1,983	2,078	5.02%
Due after ten years	- -	- -	- -%	- -	- -	0.00%
No maturity investment				3,173	3,160	3.89%
Mortgage backed securities				54,569	54,667	4.34%
	$ - -	$ - -		$72,924	$73,291	

Weighted average yield is reported on tax-equivalent basis.

There was a gross realized loss on sales of securities available for sale of $21,000 in 2004, and no gains or losses in 2003 or 2002.

Loans

Total loans excluding loans held for sale increased by $66,030,000 to $429,523,000 in 2004.

The composition of the loan portfolio was as follows at December 31 *(dollars in thousands):*

	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$58,556	13.6%	$52,515	14.4%	$64,716	17.9%	$ 40,870	14.2%	$37,989	14.9%
Real estate construction	101,509	23.7%	79,788	22.0%	70,385	19.4%	50,798	17.6%	39,486	15.5%
Real estate Commercial	260,362	60.6%	221,086	60.8%	207,346	57.3%	185,012	64.1%	167,680	65.7%
Consumer	5,275	1.2%	6,946	1.9%	10,718	3.0%	4,732	1.6%	6,792	2.6%
Small loans	3,821	.9%	3,158	.9%	8,967	2.4%	7,289	2.5%	3,236	1.3%
	$429,523	100.0%	$363,493	100.0%	$362,132	100.0%	$288,701	100.0%	$255,183	100.0%

The Bank's loan portfolio is concentrated in real estate secured loans which include real estate construction loans and real estate mortgage loans. Real estate mortgage loans primarily consist of commercial loans secured by real estate. The Bank made 173,796 small loans in 2004, representing $62,766,000 in total advances. Balances include deferred loan fees.

The following table shows the maturity analysis of commercial, real estate construction, and real estate mortgage loans outstanding as of December 31, 2004 *(dollars in thousands)*:

	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$39,950	$15,409	$3,197	$58,556
Real estate construction	92,110	6,742	2,657	101,509
Real estate mortgage	72,448	141,955	45,919	260,362
	$204,508	$164,106	$51,773	$420,427

Of the loans maturing after one year, $9,437 have predetermined or fixed interest rates and $206,442 have floating or adjustable interest rates.

Asset Quality

Non-performing assets consist of loans on which interest is no longer accrued, accruing loans past due 90 days or more and foreclosed real estate and other assets. Total non-performing assets amounted to $5,810,000 at December 31, 2004, an increase of $1,605,000 or 38% from December 31, 2003. Non-accrual loans increased $877,000 during 2004 from the December 31, 2003 balance of $2,204,000. Loans 90 days past due and still accruing interest increased $2,003,000 during 2004 from a balance of $2,000. Foreclosed real estate decreased $1,278,000 or 64% in 2004 to $718,000. Any anticipated losses on these loans have been adequately reserved for in the allowance for credit losses.

Loans will be placed on non-accrual using the following guidelines: (1) a loan will be placed on nonaccrual when collection of all principal or all interest is deemed unlikely; and (2) a loan will automatically be placed on nonaccrual when principal or interest is 90 days or more past due unless the loan is both well secured and in the process of being collected. Placing a loan on non-accrual does not diminish the validity of the Company's claims against the borrower.

Non-performing assets were as follows at December 31 *(dollars in thousands)*:

	2004	2003	2002	2001	2000
Non-accrual loans	$3,081	$2,204	$6,543	$1,830	$857
Accruing loans past due 90 days or more	2,005	2	1,278	284	1,264
Foreclosed real estate	718	1,996	4,899	4,387	4,097
Other assets	6	3	55	7	7
	$5,810	$4,205	$12,775	$6,508	$6,225

The gross interest income that would have been recorded in 2004 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, totaled $100,000. No interest income on these loans was included in net income in 2004.

Applicable regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for credit losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When an insured institution classifies problem assets as loss, it charges off the balance of the asset against the allowance for credit losses. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC which can order the establishment of additional loss allowances.

The aggregate amounts of the Bank's classified assets (as determined by the Bank), and of the Bank's allowance for credit losses at the dates indicated, were as follows:

	At December 31,		
	2004	2003	2002
	(In thousands)		
Doubtful	$802	$ 707	$ 1,081
Substandard	10,026	6,187	11,722
Special mention	17,178	11,820	12,214
Allowance for credit losses	7,189	7,589	7,947

The Bank's classified assets increased by $9,292,000 at December 31, 2004. $5,358,000 was in the Special Mention category and $3,839,000 was in the Substandard category. As mentioned previously 2002 classified asset numbers are primarily a result of the acquisition of the Harbor Bank loan portfolio. These loans were acquired along with the related allowance for credit losses, resulting in a significant increase in the Bank's total allowance for credit losses.

Substandard loans are classified as those loans that are inadequately protected by the current net worth, and paying capacity of the obligor, or the collateral pledged. Assets classified as substandard have a well-defined weakness, or weaknesses that jeopardize the repayment of the debt. If the weakness, or weaknesses, are not corrected there is the distinct possibility that some loss will be sustained. At December 31, 2004, substandard loans of $10,026,000 represented an increase of $3,839,000 or 62%, over the December 31, 2003 total. Recent FDIC guidelines, in a change from protocol used on December 31, 2003, require us to classify the Bank's Small Loan portfolio totaling $3,821,333, as substandard. The balance of the substandard loans on December 31, 2004, of $6,207,000 was comprised of 59 loans, compared to 93 loans at December 31, 2003. One loan accounts for $2,003,733, or 20% of the total, and 32% of the $6,207,000. That loan is secured by a first mortgage position on a commercial property in Kent, Washington. Management believes the Bank is adequately provisioned against losses that might occur with this loan.

Special mention loans are defined as those credits deemed by management to have potential weakness that deserve management's close attention. If left uncorrected these potential weaknesses may result in the deterioration of the payment prospects of the loan. Assets in this category are not adversely classified and currently do not expose the Bank to sufficient risk to warrant a substandard classification. There were five relationships in this category as of December 31, 2004 aggregating $11,638,146, or 68% of the total, with no other concentrations. One relationship was for $4,160,000 secured by a first mortgage on commercial property in Chehalis, Washington, a second for $1,070,143 secured by first mortgage positions on two commercial properties, one located in Vashon Island and the second in Buckley, Washington, a third for $1,688,461 secured by a first mortgage on commercial property in Algona-Pacific, Washington, the fourth for $2,378,216 secured by a first mortgage on commercial property located in Federal Way, Washington, and the fifth relationship for $2,341,326 secured by a first mortgage on commercial properties and equipment located in Gig Harbor, Washington. Management believes none of these relationships will result in a loss for the Bank. Each of these loans is current and paying in accordance with the required loan terms.

Allowance for Credit Losses

The allowance for credit losses reflects management's current estimate of the amount required to absorb probable losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, the provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate.

There is no precise method of predicting specific credit losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review, including:

- consideration of economic conditions and the effect on particular industries and specific borrowers;
- a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors;
- a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality;

- an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and

- an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans.

A formal analysis of the adequacy of the allowance is conducted quarterly and reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

During a regulatory examination during the fourth quarter of 2004, the Bank's federal regulator, the Federal Deposit Insurance Corporation (FDIC), directed the Bank to charge-off all payday loans that had been outstanding to borrowers for 60 days from the original loan date. The regulators requested that the Bank charge-off the principal balance of loans meeting the above criteria for the periods of December 31, 2003, September 30, 2004 and December 31, 2004. The Company believes that under generally accepted accounting principles, a total loss of all payday loans outstanding for 60 days from the origination date is not probable and the specific allowance allocated to the payday lending portfolio partnered with the stop-loss gap in the marketing and servicing agreement with the Company's payday lending partner is adequate. All actual charge-offs and recoveries for December 31, 2003 and September 30, 2004 have been recognized and run through the allowance for loan losses as of December 31, 2003 and September 30, 2004. As a result of the regulatory charge-off, the Company has a difference between its regulatory accounting principles (RAP) books and its generally accepted accounting principles (GAAP) books. The financial entries made for regulatory purposes resulted in a $746 thousand reduction in loan balances with a corresponding reduction in the allowance for loan losses as of December 31, 2003. Additional charge-offs of $3.1 million and recoveries of $3.1 million were also required for regulatory accounting purposes for the year ended December 31, 2004, as compared to the financial statements presented under GAAP in this Form 10-K.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience for the bank and for the industry as a whole, based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions. Provisions for loan losses on small loans are made monthly to maintain this segment of the allowance for credit losses at a level sufficient to absorb losses on existing loans. This portion of the allowance is generally maintained at a level sufficient to cover all small loans that have defaulted, as well as an amount sufficient to absorb the anticipated losses on two small loan operating cycles (approximately one month in duration), based on both the Bank's and the industry's historical loss experience. Losses in the small loan portfolio are limited by agreement to a percentage of revenue earned from the portfolio by the Bank's agent.

Transactions in the allowance for credit losses for the five years ended December 31, 2004 are as follows *(dollars in thousands)*:

	2004	2003	2002	2001	2000
Balance at beginning of year	$7,589	$7,947	$4,088	$3,503	$5,825
Provision for credit losses	227	2,329	2,343	1,716	(50)
Transfer from acquisition of Harbor Bank, N.A.	- -	- -	3,868	- -	- -
Charge offs:					
Commercial	(148)	(668)	(60)	(60)	(2,217)
Real Estate Mortgage and Construction	(536)	(516)	- -	- -	(77)
Small Loans	(1,165)	(1,882)	(2,398)	(2,051)	- -
Consumer	(213)	(824)	(36)	(36)	(57)
	(2,062)	(3,890)	(3,274)	(2,147)	(2,351)
Recoveries:					
Commercial	263	123	12	12	43
Real Estate Mortgage and Construction	318	53	8	8	8
Small Loans	737	935	862	983	- -
Consumer	117	92	13	13	28
	1,435	1,203	922	1,016	79
Net charge-offs	(627)	(2,687)	(2,352)	(1,131)	(2,272)
Balance at end of year	$7,189	$7,589	$7,947	$4,088	$3,503
Ratio of net charge-offs to average loans outstanding	.16	.74%	.75%	.41%	.89%

The Bank charged off $1,165,000 in small loans, and recovered $737,000. The net charge-offs as a percent of total small loan advances for 2004 was .68%.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment. The following table summarizes the Bank's impaired loans at December 31 (d*ollars in thousands*):

	2004	2003	2002	2001	2000
Total Impaired Loans	$3,081	$2,204	$6,543	$1,830	$857
Total Impaired Loans with Valuation Allowance	$2,175	$1,938	$5,795	$928	$817
Allocation of Allowance for Credit Losses	$530	$869	$908	$528	$308

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

In the following table, the allowance for credit losses at December 31, 2004, 2003, 2002, 2001 and 2000 has been allocated among major loan categories based on a number of factors including quality, volume, economic outlook and other business considerations *(dollars in thousands)*:

	2004		2003		2002		2001		2000	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial	$2,719	13.6%	$3,036	14.4%	$3,705	17.9%	$1,581	14.2%	$1,626	14.9%
Real Estate(1)	3,987	84.3%	4,002	82.8%	3,523	76.7%	2,132	81.7%	1,800	81.2%
Consumer	83	1.2%	310	1.9%	301	3.0%	31	1.6%	23	2.6%
Small Loans	400	0.9%	241	0.9%	418	2.4%	344	2.5%	54	1.3%
Total	$7,189	100.0%	$7,589	100.0%	$7,947	100.0%	$4,088	100.0%	$3,503	100%

(1) Real estate includes real estate mortgage and real estate construction.

Deposits

Total deposits decreased by $55,502,000, or 14.5 % from 2003 to $326,721,000. This is primarily due to the transfer of $88,000,000 in deposits associated with the seven branch divestiture. Demand – noninterest bearing deposits decreased 11%, or $9,094,000, savings and interest-bearing demand deposits decreased 17%, or 31,392,000, and time deposits decreased 13%, or $15,016,000. The $88,000,000 in deposits transferred due to the branch divestiture was offset by increased deposits of $32,498,000 in the remaining fourteen branches.

The Bank's average deposits for the year(s) ended December 31 are summarized as follows (*dollars in thousands*):

	2004			2003			2002		
	Amount	%	Weighted Average Rate	Amount	%	Weighted Average Rate	Amount	%	Weighted Average Rate
Demand Deposits- non-interest bearing	$81,973	21.9	- -	$75,953	20.2	- -	$59,559	17.8	- -
Interest bearing demand	153,793	41.1	1.11%	136,073	36.2	.96%	110,085	32.9	1.31%
Savings Accounts	32,087	8.6	0.51%	32,543	8.7	.53%	31,649	9.5	.79%
Other time deposits	105,940	28.4	2.50%	130,894	34.9	2.38%	133,263	39.8	3.16%
TOTAL	$373,793	100.0		$375,463	100.0		$334,556	100.0	

Time deposits at December 31, 2004 are scheduled to mature as follows (*dollars in thousands*):

	Under $100,000	$100,000 and over	Total
0-90 days	$ 7,920	$ 7,592	$ 15,506
91-180 days	8,617	7,747	16,364
181-365 days	22,038	21,403	43,441
Over 1 year	13,792	14,209	28,007
	$52,367	$50,951	$103,318

Capital Resources

Consolidated capital of VFG increased $9,167,000 during 2004 to $57,840,000. Net earnings of $11,777,000 provided the largest increase to capital while exercising of stock options provided $1,464,000. Decreases to capital were $3,007,000 in stock repurchased by the Company and cash dividends of $0.20 per share, or $1,325,000. Cash dividends totaling $0.16 were paid in 2003 and $0.13 in 2002.

There are regulatory constraints placed upon capital adequacy, and it is necessary to maintain an appropriate ratio between capital and assets. Regulations require banks and holding companies to maintain a minimum "leverage" ratio (primary capital ratio) of total assets. For the most highly rated holding companies this ratio must be at least 3%, and for others it must be 4% to 5%. At December 31, 2004, the Company's leverage ratio was 12.94%, compared to 10.70% at year-end 2003. For regulatory purposes, any goodwill and other intangible assets are treated as a reduction of capital. In addition, holding companies are required to meet minimum risk-based capital guidelines under which risk percentages are assigned to various categories of assets and off-balance-sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common stockholders' equity, less goodwill and other intangible assets, while Tier II capital includes the allowance for credit losses, subject to 1.25% limitation of risk-adjusted assets. The rules require Tier II capital of 4% of risk-adjusted assets and total capital (combined Tier I and Tier II) of 8%. At December 31, 2004, the Tier I capital ratio was 12.24%, and total capital was 13.49%. The similar ratios at December 31, 2003 were a Tier I capital ratio of 11.20% and a total capital ratio of 13.04%. For additional information, see "Item 1-Business-Supervision and Regulation-Capital Adequacy".

Borrowings

Information concerning short-term borrowings is summarized as follows *(dollars in thousands)*:

	2004	2003	2002
Average balance during the year	$61,588	$23,443	$11,450
Average interest rate during the year	1.6%	1.1%	1.8%
Maximum month-end balance during the year	$123,128	$34,394	$27,802
Weighted average rate at December 31	2.2%	.9%	.9%
Balance at end of year	$123,128	$34,394	$16,547

Short-term borrowings represent demand notes from the U.S. Treasury, two notes with Citigroup, advances from the FHLB, and repurchase agreements, normally maturing within one year.

Long-term borrowings include junior subordinated debentures, term advances from the FHLB, and one note with Citigroup.

The following table shows the long-term borrowing and contractual obligations as of December 31, 2004 (*dollars in thousands*):

	Payments Due by Period				
Contractual Obligations	Less than One Year	After One But Within Three Years	After Three But Within Five Years	More Than Five Years	Total
Citigroup Note Payable	$ --	$ 5,000	$ --	$ --	$ 5,000
FHLB Term Advances	--	10,000	--	--	10,000
Junior Subordinated Debentures	--	--	--	19,000	19,000
Operational Leases	695	1,235	1,326	721	3,977
Total Contractual Obligations	$ 695	$ 16,235	$ 1,326	$19,721	$ 37,977

Off-Balance Sheet Arrangements

Information concerning Off-Balance Sheet Arrangements is found in *Note 12 – Commitments and Contingent Liabilities,* in the Companies consolidated financial statements.

Supplementary Quarterly Data (Unaudited)

(dollars in thousands, except per share amounts)	**Quarter Ended**							
	Dec 2004	**Sept 2004**	**June 2004**	**March 2004**	**Dec 2003**	**Sept 2003**	**June 2003**	**March 2003**
Interest income	$8,545	$8,159	$7,563	$7,561	$7,437	$7,519	$8,164	$8,236
Interest expense	2,025	1,650	1,522	1,497	1,491	1,507	1,550	1,618
Net interest income	6,520	6,509	6,041	6,064	5,946	6,012	6,614	6,618
Provision for credit losses	330	(282)	(143)	(132)	476	654	622	577
Non-interest income	7,679	2,106	1,988	1,796	2,390	5,155	2,449	2,566
Non-interest expense	5,687	5,342	5,123	4,926	4,914	5,647	5,651	5,980
Income taxes	3,050	804	873	894	921	1,571	836	845
Net income	$5,792	$2,187	$1,890	$1,908	$2,025	$3,295	$1,954	$1,782
Basic earnings per share	$.89	$.34	$.29	$.30	$0.31	$0.51	$0.30	$0.26
Diluted earnings per share	$.86	$.33	$.28	$.30	$0.30	$0.48	$0.29	$0.25

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's assets and liabilities are managed to maximize long-term shareholder returns by optimizing net interest income within the constraints of maintaining high credit quality, conservative interest rate risk disciplines and prudent levels of liquidity. The Asset/Liability Committee meets regularly to monitor the composition of the balance sheet, to assess current and projected interest rate trends, and to formulate strategies consistent with established objectives for liquidity, interest rate risk and capital adequacy.

Interest rate sensitivity is closely related to liquidity, as each is directly affected by the maturity of assets and liabilities. The Company's net interest margin is affected by changes in the level of market interest rates. Management's objectives are to monitor and control interest rate risk and ensure predictable and consistent growth in net interest income. See "Management's Discussion and Analysis – Liquidity and Financial Condition – Results of Operations – Net Interest Income".

Management considers any asset or liability that matures, or is subject to repricing within one year to be interest sensitive, although continual monitoring is performed for other time intervals as well. The difference between interest sensitive assets and liabilities for a defined period of time is known as the interest sensitivity "gap", and may be either positive or negative. If positive, more assets reprice before liabilities. If negative, the reverse is true. A Static Gap analysis as presented below provides a general measure of interest rate risk but does not address complexities such as prepayment risk, interest rate floors and ceilings imposed on financial instruments, interest rate dynamics and customers' response to interest rate changes. The Bank's static interest sensitivity gap is negative within one year. However, this assumes that general market interest rate changes affect the repricing of assets and liabilities in equal magnitudes.

Interest Rate Gap Analysis
December 31, 2004

(dollars in thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Loans	$210,954	$165,191	$53,378	$429,523
Securities:				
Available for sale	1,719	13,853	54,559	70,131
Held to maturity	--	--	--	--
Federal Funds Sold	--	--	--	--
Interest bearing deposits with banks	65	--	--	65
Total Earning Assets	$212,738	$179,044	$107,937	$499,719
Deposits:				
Savings, NOW and money market	$151,153	$ --	$ --	$151,153
Time deposits	75,317	28,001	--	103,318
Short-term borrowings	123,128	--	--	123,128
Federal Funds Purchased	5,575	--	--	5,575
Long-term debt and junior subordinated debentures	--	15,000	19,589	34,589
Total Interest Bearing Liabilities	$355,173	$43,001	$19,589	$417,763
Net Interest Rate Sensitivity Gap	($142,435)	$136,043	$88,348	$ 81,956
Cumulative Interest Rate Sensitivity Gap	($142,435)	($6,392)	$81,956	
Cumulative Gap as a Percent of Earning Assets	(-28.5%)	(-1.3%)	16.4%	

As indicated above, the effect of rising interest rates on the Company would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in the margin. Based on historical data, however, Management believes the opposite to be true. Based on an interest rate shock analysis, in a rising rate environment, repricing of liabilities will not increase as rapidly as the upward pricing of assets and accordingly, the Company's net interest margin will increase in a rising rate environment. Rate shock is a process wherein the characteristics of the financial assets of the Company are reviewed in the event they are subjected to an instantaneous and complete adjustment in the market rate of interest. These results are modeled to determine the effects on interest rate margin for the succeeding twelve months from the repricing of variable rate assets and liabilities where applicable. The level of impact on the various assets and liabilities are also estimated for their sensitivity to pricing changes of such a market interest rate change.

According to this model and its assumptions, the change in net interest margin in the event market interest rates were to immediately rise or fall by 100 basis points is estimated to be $870,000. This amount represents approximately 3.1% of the 2004 net interest income.

The Company's market risk is impacted by changes in interest rates. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Venture Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Venture Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venture Financial Group, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Everett, Washington
February 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Venture Financial Group, Inc.
Lacey, Washington

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of **Venture Financial Group, Inc. and Subsidiary** for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of **Venture Financial Group Inc. and Subsidiary's** operations and their cash flows for the year ended December 31, 2002 in conformity with U. S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Tacoma, Washington
March 23, 2005

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED BALANCE SHEET
(dollars in thousands)

ASSETS

	DECEMBER 31,	
	2004	2003
Cash and due from banks	$ 13,796	$ 19,048
Interest bearing deposits in other banks	65	213
Federal funds sold	-	5,530
Securities available-for-sale	73,291	84,878
Investment in trusts	589	-
Securities held-to-maturity (market value: 2003 - $525)	-	505
Federal Home Loan Bank stock, at cost	3,930	1,156
Loans held-for-sale	3,118	4,138
Loans	429,523	363,493
Allowance for credit losses	(7,189)	(7,589)
Net loans	422,334	355,904
Premises and equipment	11,729	12,112
Foreclosed real estate	718	1,996
Accrued interest receivable	2,084	1,824
Cash surrender value of bank owned life insurance	13,431	13,113
Goodwill	8,961	10,961
Other intangible assets	526	636
Other assets	1,644	1,886
Total assets	$556,216	$513,900

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Deposits		
Demand - noninterest bearing	$72,250	$81,344
Savings and interest-bearing demand	151,153	182,545
Time	103,318	118,334
Total deposits	326,721	382,223
Federal funds purchased	5,575	-
Short-term borrowings	123,128	34,394
Accrued interest payable	620	174
Long-term debt	15,000	23,000
Junior subordinated debentures	19,589	19,000
Other liabilities	7,743	6,436
Total liabilities	498,376	465,227
SHAREHOLDERS' EQUITY		
Common stock (no par value); 10,000,000 shares authorized, shares issued and outstanding: 2004 - 6,527,507; 2003 - 6,583,854	5,418	5,395
Additional paid-in capital	18,473	19,894
Retained earnings	33,706	23,254
Accumulated other comprehensive income	243	130
Total shareholders' equity	57,840	48,673
Total liabilities and shareholders' equity	$556,216	$513,900

See accompanying notes.

(dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
INTEREST INCOME			
Loans	$28,608	$29,168	$28,662
Federal funds sold and deposits in banks	24	68	50
Investment securities			
Taxable	2,905	1,811	939
Non-taxable	291	309	323
Total interest income	31,828	31,356	29,974
INTEREST EXPENSE			
Deposits	4,063	4,591	5,912
Short-term borrowings	994	250	208
Long-term debt	1,637	1,325	432
Total interest expense	6,694	6,166	6,552
Net interest income	25,134	25,190	23,422
PROVISION FOR CREDIT LOSSES	227	2,329	2,343
Net interest income after provision for credit losses	24,907	22,861	21,079
NON-INTEREST INCOME			
Service charges on deposit accounts	3,803	3,668	3,132
Origination fees and gain on sales of loans	1,325	3,380	2,519
Gain on branch divestiture	5,462	-	-
Other operating income	2,979	5,512	2,214
Total non-interest income	13,569	12,560	7,865
NON-INTEREST EXPENSES			
Salaries and employee benefits	10,675	12,018	10,247
Occupancy	1,627	1,552	1,285
Equipment	1,834	1,822	1,356
Amortization of intangible assets	110	111	28
Other	6,832	6,689	7,157
Total non-interest expenses	21,078	22,192	20,073
Income before income taxes	17,398	13,229	8,871
INCOME TAXES	5,621	4,173	2,659
NET INCOME	$11,777	$ 9,056	$ 6,212
EARNINGS PER SHARE			
Basic	$ 1.82	$ 1.38	$ 0.95
Diluted	1.77	1.32	0.93

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITYAND COMPREHENSIVE INCOME
(dollars in thousands)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned KSOP Shares	Total
Balance, December 31, 2001	2,186,681	$ 5,467	$ 23,129	$ 9,912	$ 312	$ (25)	$ 38,795
Comprehensive income							
Net income				6,212			6,212
Other comprehensive income, net of tax							
Change in fair value of securities available-for-sale net of tax of $113					221		221
Comprehensive income							**6,433**
2 for 1 stock split	2,186,681						-
Stock options exercised	107,620	135	597				732
Stock repurchased	(91,746)	(115)	(835)				(950)
Cash dividends paid ($.13 per share)				(878)			(878)
Income tax benefit from exercise of stock options			52				52
Net decrease in unearned KSOP shares						25	25
Balance, December 31, 2002	4,389,236	5,487	22,943	15,246	533	-	44,209
Comprehensive income							
Net income				9,056			9,056
Other comprehensive loss, net of tax							
Change in fair value of securities available-for-sale net of tax benefit of $207					(403)		(403)
Comprehensive income							**8,653**
Stock options exercised	173,898	217	1,391				1,608
Stock repurchased	(246,971)	(309)	(4,519)				(4,828)
Cash dividends paid ($.16 per share)				(1,048)			(1,048)
Income tax benefit from exercise of stock options			79				79
Net decrease in unearned KSOP shares						-	-
Balance, December 31, 2003	4,316,163	5,395	19,894	23,254	130	-	48,673

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (continued)
(dollars in thousands)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned KSOP Shares	Total
Balance, December 31, 2003	4,316,163	5,395	19,894	23,254	130		48,673
Comprehensive income							
Net income				11,777			11,777
Other comprehensive income, net of tax							
Change in fair value of securities available-for-sale net of tax of $57					113		113
Comprehensive income							**11,890**
3 for 2 stock split	2,154,212						
Stock options exercised	228,775	209	1,255				1,464
Stock repurchased	(171,643)	(186)	(2,821)				(3,007)
Cash dividends paid ($.20 per share)				(1,325)			(1,325)
Income tax benefit from exercise of stock options			145				145
Balance, December 31, 2004	6,527,507	$ 5,418	$ 18,473	$ 33,706	$ 243	$ -	$ 57,840

Comprehensive Income

	Years Ended December 31, 2004	2003	2002
Net income	$ 11,777	$ 9,056	$ 6,212
Increase in unrealized gains (losses) on securities available for sale, net of tax expense (benefit) of $64	127	(403)	221
Less reclassification adjustment for gains included in net income, net of tax benefit of $(7)	(14)	-	-
Comprehensive Income	$ 11,890	$ 8,653	$ 6,433

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
(dollars in thousands)

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,777	$ 9,056	$ 6,212
Adjustments to reconcile net income to net cash from operating activities			
Provision for credit losses	227	2,329	2,343
Depreciation and amortization	1,559	1,479	1,149
Deferred income taxes (benefit)	(1,120)	(500)	130
Stock dividends received	(130)	(279)	(104)
Amortization of other intangible assets	110	111	28
Origination of loans held-for-sale	(40,910)	(133,358)	(119,336)
Proceeds from sales of loans held-for-sale	43,255	140,032	118,100
Origination fees and gain on sale of loans	(1,325)	(3,380)	(2,519)
Increase in cash value of life insurance	(318)	(470)	(312)
Gain on sales of foreclosed real estate	-	(2,373)	(12)
(Increase) decrease in accrued interest receivable	(260)	60	(68)
Increase (decrease) in accrued interest payable	446	(141)	(151)
Other	5,990	2,215	2,730
Net cash from operating activities	19,301	14,781	8,190
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Harbor Bank, net of cash received	-	-	(4,035)
Net (increase) decrease in interest bearing deposits in banks	148	(137)	(2)
Net decrease in federal funds sold	5,530	1,470	7,905
Activity in securities available-for-sale			
Maturities, prepayments and calls	26,586	16,318	5,822
Purchases	(15,005)	(68,480)	(19,435)
Activity in securities held-to-maturity			
Maturities, prepayments and calls	504	-	-
Proceeds from sale of FHLB stock	-	-	1,370
Purchase of FHLB stock	(2,746)	-	-
Proceeds from sale of Federal Reserve Stock	-	-	142
Net increase in loans	(67,045)	(6,414)	(18,058)
Purchase of life insurance policies	-	(3,780)	(98)
Proceeds from sales of foreclosed assets	730	7,556	337
Proceeds from sales of premises and equipment	3,451	-	-
Additions to premises and equipment	(4,645)	(2,826)	(716)
Net cash from investing activities	(52,492)	(56,293)	(26,768)

See accompanying notes.

(dollars in thousands)

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,777	$ 9,056	$ 6,212
Adjustments to reconcile net income to net cash from operating activities			
Provision for credit losses	227	2,329	2,343
Depreciation and amortization	1,559	1,479	1,149
Deferred income taxes (benefit)	(1,120)	(500)	130
Stock dividends received	(130)	(279)	(104)
Amortization of other intangible assets	110	111	28
Origination of loans held-for-sale	(40,910)	(133,358)	(119,336)
Proceeds from sales of loans held-for-sale	43,255	140,032	118,100
Origination fees and gain on sale of loans	(1,325)	(3,380)	(2,519)
Increase in cash value of life insurance	(318)	(470)	(312)
Gain on sales of foreclosed real estate	-	(2,373)	(12)
(Increase) decrease in accrued interest receivable	(260)	60	(68)
Increase (decrease) in accrued interest payable	446	(141)	(151)
Other	5,990	2,215	2,730
Net cash from operating activities	19,301	14,781	8,190
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Harbor Bank, net of cash received	-	-	(4,035)
Net (increase) decrease in interest bearing deposits in banks	148	(137)	(2)
Net decrease in federal funds sold	5,530	1,470	7,905
Activity in securities available-for-sale			
Maturities, prepayments and calls	26,586	16,318	5,822
Purchases	(15,005)	(68,480)	(19,435)
Activity in securities held-to-maturity			
Maturities, prepayments and calls	504	-	-
Proceeds from sale of FHLB stock	-	-	1,370
Purchase of FHLB stock	(2,746)	-	-
Proceeds from sale of Federal Reserve Stock	-	-	142
Net increase in loans	(67,045)	(6,414)	(18,058)
Purchase of life insurance policies	-	(3,780)	(98)
Proceeds from sales of foreclosed assets	730	7,556	337
Proceeds from sales of premises and equipment	3,451	-	-
Additions to premises and equipment	(4,645)	(2,826)	(716)
Net cash from investing activities	(52,492)	(56,293)	(26,768)

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS (continued)
(dollars in thousands)

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES			
Net decrease in deposits	(55,502)	(1,984)	(3,686)
Net increase in federal funds purchased	5,575	-	-
Net increase in short-term borrowings	80,734	17,847	9,492
Proceeds from exercise of stock options	1,464	1,608	732
Proceeds from long-term debt	-	19,000	24,000
Repayment of long-term debt	-	(1,000)	(550)
Repurchase of common stock	(3,007)	(4,828)	(950)
Payment of cash dividends	(1,325)	(1,048)	(878)
Net cash from financing activities	27,939	29,595	28,160
NET INCREASE IN CASH AND DUE FROM BANKS	(5,252)	(11,917)	9,582
CASH AND DUE FROM BANKS			
Beginning of year	19,048	30,965	21,383
End of year	$13,796	$ 19,048	$ 30,965
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for			
Interest	$ 6,248	$ 6,307	$ 6,499
Income taxes	$ 3,785	$ 4,025	$ 2,835
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Foreclosed real estate acquired in settlement of loans	$ 312	$ 5,966	$ 904
Fair value adjustment of securities available-for-sale, net	$ 113	$ (403)	$ 221
Net decrease in unearned KSOP shares	$ -	$ -	$ (25)
Income tax benefit from exercise of stock options	$ 145	$ 79	$ 52
Deconsolidation of trust preferred securities	$ 589	$ -	$ -
Reclassification of long-term debt to short-term borrowings	$ 8,000	$ -	$ -

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of operations - Venture Financial Group, Inc. (the Company) provides commercial banking services in Washington State through 14 offices concentrated in and around Thurston, Pierce, Lewis and King Counties. The Company provides loan and deposit services to customers who are predominately small and middle-market businesses and individuals in Western Washington. The Company also provides real estate mortgage lending services through its branch network and the sale of non-deposit investment products through Venture Wealth Management. In addition, the Company is engaged in the small loan business in Arkansas, making short-term loans primarily to individuals in that state.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VFG Capital Trust I, VFG Capital Trust II, Venture Bank (the Bank) and the Bank's wholly-owned subsidiary, Venture Wealth Management. All significant intercompany transactions and balances have been eliminated.

Consolidated financial statement presentation - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Certain prior year amounts have been reclassified to conform to the 2004 presentation. The reclassifications had no effect on net income or retained earnings as previously reported. All dollar amounts, except per share information, are stated in thousands.

Securities available-for-sale - Securities available-for-sale consist of debt securities the Company intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of stockholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in earnings. Accretion of discounts is recognized in interest income over the period to maturity. Amortization of premiums is recognized in interest income over the period to call date.

Securities held-to-maturity - Debt securities for which the Company has the positive intent and ability to hold-to-maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held-to-maturity and available-for-sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investments in the issuer for a period of time sufficient to allow for any anticipated

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

Loans held-for-sale - Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. Loans held-for-sale are sold with the following recourse provisions: the borrower defaults on the payment or refinances the loan within the investor established timeframes. In these instances, depending upon the investor agreement, the Bank must repurchase the loan and/or refund the service release premium and/or pay a penalty to the investor. Net unrealized losses are recognized as charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released or sold.

Loans - Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding. Interest on small loans is recognized when the loan is repaid by the borrower. Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment to the yield of the related loan.

Allowance for credit losses - The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Losses in the small loan portfolio are limited to a percentage of revenue earned from the portfolio by the Bank's agent as stated in the Marketing and Servicing agreement.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Transfers of financial assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Goodwill - Goodwill represents costs in excess of net assets acquired, and is evaluated periodically for impairment.

Other intangible assets - Other intangible assets represent the core deposit premium acquired in the purchase of Harbor Bank, NA (see Note 2). The core deposit premium is being amortized on the straight-line method over seven years.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Foreclosed real estate - Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate or within a reasonable period thereafter is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the recorded amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties are charged to operations.

Income taxes - Deferred tax assets and liabilities result from differences between financial statement recorded amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated tax return with the Bank. The Bank provides for tax on a separate company basis and remits to the Company amounts due.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Stock-based compensation - The Company accounts for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense has been recognized in the consolidated financial statements for employee and director stock arrangements where the grant price is equal to market price. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*.

At December 31, 2004 the Company has one stock-based employee and director compensation plan. At December 31, 2003, the Company had two stock-based employee and director compensation plans. Both plans are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2004	2003	2002
Net income, as reported	$ 11,777	$ 9,056	$ 6,212
Less total stock-based compensation expense determined under fair value method for all qualifying awards	203	127	143
Pro forma net income	$ 11,574	$ 8,929	$ 6,069
Earnings per share			
Basic			
As reported	$ 1.82	$ 1.38	$ 0.95
Pro forma	$ 1.78	$ 1.36	$ 0.93
Diluted			
As reported	$ 1.77	$ 1.32	$ 0.93
Pro forma	$ 1.74	$ 1.31	$ 0.91

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Fair value of financial instruments - The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

Cash and due from banks, interest bearing deposits at other financial institutions and federal funds sold - The recorded amounts of cash and due from banks, interest bearing deposits at other financial institutions, and federal funds sold approximates their fair value.

Securities available-for-sale and held-to-maturity - Fair values for securities are based on quoted market prices.

Federal Home Loan Bank stock - The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans - For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on recorded values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held-for-sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated by discounting future cash flows using rates currently offered by the Bank for deposits of similar remaining maturities.

Federal funds purchased and short-term borrowings - The recorded amounts of federal funds purchased and short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt and junior subordinated debentures - The fair values of the Company's long-term, fixed rate debt and junior subordinated debentures are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The recorded amounts of variable rate debt approximate their fair value.

Accrued interest - The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments - The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Cash and cash equivalents - The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash and cash equivalents all have maturities of three months or less. Cash flows from loans, federal funds purchased and sold, deposits and short-term borrowings are reported net.

Earnings per share - Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans under the treasury stock method.

Advertising costs - The Company expenses advertising costs as they are incurred (see Note 19).

Comprehensive Income – Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under accounting principles generally accepted in the United States of America are excluded from net income.

Financial Instruments – In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Recent accounting pronouncements – On December 16, 2004, The Financial Accounting Standards Board (FASB) issued FASB Statement No, 123 (revised 2004), *Share-Based Payment*, which is a revision of FASB No. 123, *Accounting for Stock Based Compensation.* Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using the "modified prospective" method which the Company intends to adopt. A "modified prospective" method in which the compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share as previously disclosed.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In January 2003, FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (VIE), as amended and interpreted with an implementation date of March 31, 2004. Interpretation No. 46 defines a VIE as a corporation, partnership, trust, or other legal structure used for the business purpose that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a VIE to be consolidated or deconsolidated by a company generally based on the risk of loss of return. The Company has two VIEs in the form of Trusts set up to issue Trust Preferred Securities and accordingly, the implementation of the Interpretation requires the deconsolidation of the Trusts.

The application of Interpretation No. 46 has been implemented as of December 31, 2004. The implementation did not have a significant impact on the Company's financial position or results of operations.

In May 2003 FASB issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Company's statement of financial position or results of operations.

Note 2 – Acquisitions

The Company sold seven of its branches on October 8, 2004. Of the seven branches, one was in Thurston County, two were in Lewis County and four were in Grays Harbor County. Deposits transferred totaled $88 million. The Company retained all loans originated through the seven branches. The Company realized a $3.5 million gain net of tax and previously recorded goodwill with respect to such branches.

To expand the Company's market presence in Pierce County, on October 1, 2002 the Company purchased all of the common stock of Harbor Bank, N.A. (Harbor), located in Gig Harbor, Washington, for $6,929 in cash. The Company had been considering a possible branch expansion into Gig Harbor and determined that this acquisition would be more cost effective than de novo branching. After acquisition, Harbor was merged into the Bank. Results of operations of Harbor are included in the Company's consolidated financial statements from October 1, 2002, the effective date of the merger. Goodwill of approximately $4,693, and core deposit intangible of approximately $775 were recorded as a result of the acquisition. The goodwill is not being amortized, but is subject to annual impairment tests with the other goodwill recorded in the Company's financial statements. None of the goodwill will be deductible for income tax purposes. The core deposit intangible is being amortized on a straight-line basis over seven years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Harbor at the date of acquisition:

Cash and due from banks	$ 2,894
Federal funds sold	14,905
Securities available-for-sale	1,819
Loans	54,761
Core deposit intangible	775
Goodwill	4,693
Other assets	1,699
Total assets acquired	81,546
Total deposits	74,163
Other liabilities	454
Total liabilities	74,617
Net assets acquired	$ 6,929

Note 3 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank. The amount of such balances for the years ended December 31, 2004 and 2003 was $1,400.

Note 4 - Securities

Securities have been classified according to management's intent. The recorded amounts of securities and their fair value at December 31 were as follows:

Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses Greater Than 12 Months	Fair Value
December 31, 2004					
U.S. Government and agency securities	$ 6,830	$ 51	$ -	$ 14	$ 6,867
Corporate securities	3,058	1	16	-	3,043
Mortgage backed securities	54,569	257	5	154	54,667
State and municipal securities	5,294	260	-	-	5,554
Equity securities	3,173	-	13	-	3,160
	$ 72,924	$ 569	$ 34	$ 168	$ 73,291
December 31, 2003					
U.S. Government and agency securities	$ 18,056	$ 148	$ 109	$ -	$ 18,095
Corporate securities	5,124	21	2	-	5,143
Mortgage backed securities	52,884	90	249	-	52,725
State and municipal securities	5,576	298	1	-	5,873
Equity securities	3,042	-	-	-	3,042
	$ 84,682	$ 557	$ 361	$ -	$ 84,878
Securities Held-to-Maturity					
December 31, 2003					
State and municipal securities	$ 505	$ 20	$ -	$ -	$ 525

The Company had no securities held-to-maturity as of December 31, 2004.

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. There are approximately eight investment securities with unrealized losses. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Note 4 - Securities (continued)

The contractual maturities of securities available-for-sale at December 31, 2004 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. Therefore, the mortgage backed securities have been classified separately in the maturity table.

	Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,523	$ 1,525
Due after one year through five years	11,676	11,861
Due after five years through ten years	1,983	2,078
No maturity investment	3,173	3,160
Mortgage backed securities	54,569	54,667
	$ 72,924	$ 73,291

Securities recorded at approximately $64,814 at December 31, 2004 and $55,273 at December 31, 2003 were pledged to secure public deposits and for other purposes required or permitted by law.

Note 5 - Loans

Loans at December 31 consist of the following:

	2004		2003	
	Portfolio	Percent of Portfolio	Portfolio	Percent of Portfolio
Commercial	$ 58,699	13.6	$ 52,613	14.4
Real estate				
Residential 1- 4 family	9,415	2.2	9,545	2.6
Commercial	251,465	58.4	212,067	58.2
Construction	102,042	23.7	80,254	22.0
Consumer	5,247	1.2	6,910	1.9
Small loans	3,821	0.9	3,158	0.9
Loans, net of unearned income	430,689	100.0	364,547	100.0
Unearned income	(1,166)		(1,054)	
Allowance for credit losses	(7,189)		(7,589)	
Total loans, net	$ 422,334		$ 355,904	

Note 5 - Loans (continued)

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2004	2003	2002
Balance at beginning of year	$ 7,589	$ 7,947	$ 4,088
Provision charged (credited) to operations	227	2,329	2,343
Transfer from Harbor Bank	-	-	3,868
Charge-offs (community banking)	(897)	(2,008)	(876)
Recoveries (community banking)	698	268	60
Charge-offs (small loans)	(1,165)	(1,882)	(2,398)
Recoveries (small loans)	737	935	862
Net charge-offs	(627)	(2,687)	(2,352)
Balance at end of year	$ 7,189	$ 7,589	$ 7,947
Ratio of net charge-offs to average loans outstanding	0.16%	0.74%	0.75%

Following is a summary of information pertaining to impaired loans:

	2004	2003	2002
December 31			
Impaired loans without a valuation allowance	$ 906	$ 266	$ 748
Impaired loans with a valuation allowance	2,175	1,938	5,795
Total impaired loans	$ 3,081	$ 2,204	$ 6,543
Valuation allowance related to impaired loans	$ 530	$ 869	$ 908
Years ended December 31			
Average investment in impaired loans	$ 1,746	$ 3,870	$ 2,925
Interest income recognized on a cash basis on impaired loans	$ -	$ -	$ -

At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans were impaired. Loans over 90 days past due still accruing interest were $2,004 and $2 at December 31, 2004 and 2003, respectively.

Certain related parties of the Company, principally Bank directors and their associates, were loan customers of the Bank in the ordinary course of business during 2004 and 2003. Total loans outstanding at December 31, 2004 and 2003 to key officers and directors were $6,745 and $7,923, respectively. During 2004, advances totaled $1,581 and repayments totaled $2,752 on these loans. In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. During 2004 and 2003, there were no loans to related parties that were considered to be classified or impaired.

Note 6 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2004	2003
Land	$ 1,336	$ 1,807
Buildings and leasehold improvements	9,939	10,148
Equipment, furniture and fixtures	9,131	10,552
Construction in progress	568	17
Total cost	20,974	22,524
Less accumulated depreciation and amortization	9,245	10,412
Premises and equipment	$ 11,729	$ 12,112

Depreciation expense was $1,559, $1,479 and $1,149 in 2004, 2003 and 2002, respectively.

The Bank leases premises and equipment under operating leases. Rental expense of leased premises and equipment was $666, $672 and $509 for 2004, 2003 and 2002, respectively, which is included in occupancy expense. Subsequent to year-end, the Company purchased property in Dupont, Washington for $2 million for future use as corporate headquarters. The transaction closed on February 17, 2005.

Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2005	$ 695
2006	624
2007	611
2008	632
2009	694
Thereafter	721
	$ 3,977

Certain leases contain renewal options of five years and escalation clauses based on increases in property taxes and other costs.

Note 7 - Foreclosed Real Estate

Foreclosed real estate consisted of the following at December 31:

	2004	2003
Real estate acquired through foreclosure	$ 718	$ 1,996
Allowance for losses	-	-
Total foreclosed real estate	$ 718	$ 1,996

Changes in the allowance for losses on foreclosed assets for the years ended December 31 are as follows:

	2004	2003	2002
Balance, beginning of year	$ -	$ 250	$ 250
Provision for losses	-	(250)	-
Balance, end of year	$ -	$ -	$ 250

Note 8 - Deposits

The composition of deposits at December 31 is as follows:

	2004	2003
Demand deposits, non-interest bearing	$ 72,250	$ 81,344
NOW and money market accounts	128,133	148,831
Savings deposits	23,020	33,714
Time certificates, $100,000 or more	50,951	46,437
Other time certificates	52,367	71,897
Total	$ 326,721	$ 382,223

Scheduled maturities of time deposits for future years ending December 31 are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2005	$ 75,311
2006	10,987
2007	9,377
2008	6,855
2009	788
	$ 103,318

Note 9 - Federal Funds Purchased and Short-Term Borrowings

Federal funds purchased generally mature within one to four days from the transaction date. The balances at December 31, 2004 represent advances from a line of credit agreement with KeyBank (agreement had a limit of $15 million at December 31, 2004). Federal funds purchased were $5,575,000 as of December 31, 2004. The Company had no federal funds purchased at December 31, 2003.

Short-term borrowings at December 31 are as follows:

	2004	2003
Overnight Cash Management Advances with the Federal Home Loan Bank. The Advances are secured by a blanket pledge of assets and bears interest at a rate of 2.35% on December 31, 2004.	$ 6,100	$ -
Demand note issued to U.S. Treasury, bearing interest at the federal funds rate less .25% (2.00% at December 31, 2004), due on demand, secured by securities pledged to the Federal Reserve Bank of San Francisco in the amount of $4,156 in 2003 and $3,729 in 2004.	2,463	1,734
Note payable to Citigroup, maturing August 2005; principal and interest due upon maturity at a rate of 2.15%. The note is secured by securties pledged to Citigroup in the amount of $8,000.	8,000	-
Note payable to Citigroup, maturing May 2005; interest payable quarterly at a rate of 2.10%. The note is secured by securties pledged to Citigroup in the amount of $14,700.	14,700	-
Note payable to Citigroup, maturing January 2004; interest payable quarterly at a rate of 1.20%. The note is secured by securties pledged to Citigroup in the amount of $5,000	-	5,000
Note payable to Citigroup, maturing March 2004; interest payable quarterly at a rate of 1.21%. The note is secured by securties pledged to Citigroup in the amount of $9,700.	-	9,700
Short-term borrowings with the FHLB. Borrowings are fully collateralized by a separate portfolio of securities and commercial real estate loans pledged to FHLB in the amount of $105,509. Borrowings mature beginning in January and ending in April 2005 at a weighted average interest rate of 2.23%.	80,600	-
Overnight repurchase agreements with customers. Balances of repurchase agreements fully collateralized by separate portfolio of securities pledged to Federal Home Loan Bank of Seattle in the amount of $15,307 and $18,462, at December 31, 2004 and 2003, respectively. The weighted average interest rate on these agreements was .96% and .65% at December 31, 2004 and 2003, respectively.	11,265	17,960
	$ 123,128	$ 34,394

Note 9 - Federal Funds Purchased and Short-Term Borrowings (continued)

Information concerning short-term borrowings is summarized as follows:

	2004	2003	2002
Average balance during the year	$ 61,588	$ 23,443	$ 11,450
Average interest rate during the year	1.6%	1.1%	1.8%
Maximum month-end balance during the year	$ 123,128	$ 34,394	$ 27,802
Weighted average rate at December 31	2.2%	0.9%	0.9%

Note 10 - Long-Term Debt and Junior Subordinated Debentures

Long-term debt at December 31 is as follows:

	2004	2003
Term advances from Federal Home Loan Bank of Seattle, maturing December 2007; two advances of $5,000 each, interest-only, monthly payments prior to maturity, fixed interest rates on advances are 3.78% and 3.58%.	$ 10,000	$ 10,000
Note payable to Citigroup, maturing August 2005; principal and interest due upon maturity at a rate of 2.84%. The note is secured by securties pledged to Citigroup in the amount of $8,000. Note payable transferred to short term borrowings in 2004 (see Note 9).	-	8,000
Note payable to Citigroup, maturing August 2006; interest due quarterly at a rate of 2.84%. The note is secured by securities pledged to Citigroup in the amount of $5,000.	5,000	5,000
Junior subordinated debentures issued April 2003, maturing April 2033; interest only payments due quarterly at a rate of LIBOR plus 3.25% (5.81% at December 31, 2004).	6,186	6,000
Junior subordinated debentures issued July 2002, maturing July 2032; interest only payments due quarterly at a rate of LIBOR plus 3.65% (6.21% at December 31, 2004).	13,403	13,000
	$ 34,589	$ 42,000

Note 10 - Long-Term Debt and Junior Subordinated Debentures (continued)

Junior subordinated debentures - On July 11, 2002, $13,000 of floating rate capital securities were issued by VFG Capital Trust I (the Trust I). The Trust I is a business trust organized in 2002, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 3.65% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company's option, the debentures will not mature earlier than July 7, 2007 and not later than October 7, 2032. After July 7, 2007, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

On April 10, 2003, $6,000 of floating rate capital securities were issued by VFG Capital Trust II (the Trust II). The Trust II is a business trust organized in 2003, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 3.25% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company's option, the debentures will not mature earlier than April 24, 2008 and not later than October 24, 2033. After April 24, 2008, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company entered into the agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The Company used the proceeds for general corporate purposes including the acquisition of Harbor Bank and stock repurchases. The capital securities qualify as Tier I capital, provided they do not exceed 25 percent of total Tier I capital, under the capital guidelines of the Federal Reserve Board.

Scheduled maturities of long-term debt for future years ending December 31 are as follows:

	Parent	Consolidated
2006	$ -	$ 5,000
2007	-	10,000
2008		
Thereafter	19,589	19,000
	$ 19,589	$ 34,000

Note 11 - Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2004	2003	2002
Current	$ 6,741	$ 4,673	$ 2,529
Deferred (benefit)	(1,120)	(500)	130
	$ 5,621	$ 4,173	$ 2,659

The following reconciliation is between the statutory and the effective federal income tax rate for the years ended December 31:

	2004		2003		2002	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income tax based on statutory rate	$6,089	35.0	$4,630	35.0	$3,105	35.0
Adjustments resulting from						
Tax-exempt income	(123)	(0.7)	(137)	(1.1)	(156)	(1.7)
Life insurance income	(111)	(0.6)	(163)	(1.2)	(136)	(1.5)
Tax credits	(115)	(0.7)	(115)	(0.9)	(115)	(1.3)
Other	(119)	(0.6)	(42)	(0.3)	(39)	(0.5)
Total income taxes	$5,621	32.4	$4,173	31.5	$2,659	30.0

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2004	2003
Deferred tax assets		
Allowance for credit losses	$ 1,897	$ 1,974
Deferred compensation	1,259	987
Total deferred tax assets	$ 3,156	$ 2,961
Deferred tax liabilities		
Deferred income	$ 1,002	$ 1,300
Unrealized gain on securities available-for-sale	124	66
Intangibles	541	1,058
Accumulated depreciation	283	370
Other deferred tax liabilities	121	144
Total deferred tax liabilities	$ 2,071	$ 2,938
Net deferred tax (assets) liabilities	$ (1,085)	$ (23)

Note 12 - Commitments and Contingent Liabilities

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit risk loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2004	2003
Commitments to extend credit		
Real estate secured	$ 48,832	$ 36,238
Credit card lines	3,207	3,083
Other	87,007	74,610
Total commitments to extend credit	$ 139,046	$ 113,931
Standby letters of credit	$ 3,327	$ 3,423

Commitments to extend credit are agreements to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Contingencies - Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Note 12 - Commitments and Contingent Liabilities (continued)

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Note 13 - Significant Concentrations of Credit Risk

The Bank has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 5 and 12. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Investments in state and municipal securities generally involve governmental entities within Washington State. Loans are generally limited, by state banking regulation, to 20% of the Bank's stockholder's equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $14,800.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangement, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

Note 14 - Benefit Plans

Employee stock ownership plan - The Company has a combined employee stock ownership plan and profit sharing plan with 401(k) provisions (KSOP) which covers substantially all employees who have completed at least one year of service. The Company accounts for the KSOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*.

Eligible employees may defer up to 15% of their annual compensation on a pre-tax basis subject to certain IRS limits. The Company contributes to the plan one-half the employees' contributions up to 3% of the employees' compensation. Profit sharing contributions to the plan may also be made at the discretion of the Board of Directors. Company contributions to this plan totaled $472, $562 and $600 in 2004, 2003 and 2002, respectively. Dividends paid on allocated shares are distributed to the employee account.

The KSOP allocated shares were 699,157, 690,228, and 659,145 as of December 31, 2004, 2003 and 2002 respectively.

Upon termination from the plan, a participant may choose to have his account distributed in Company stock, to the extent of his investment in stock, or in cash. Certain participants may also be eligible to diversify a certain percentage of their accounts. A distribution of stock in the event of termination or diversification requires the Company to issue put options to the participant. This permits the participant to sell the stock to the Company at fair value at any time during the option periods, which can be as long as 18 months. At December 31, 2004, 2003 and 2002, outstanding put options were not material.

Incentive compensation plan - Incentive compensation is awarded to officers and qualified

Note 14 - Benefit Plans (continued)

employees based on the financial performance of the Company. Awards are payable if the Company and the Bank meet earnings and other performance objectives and are determined as a percentage of their base salary. Awards under the plan for 2004, 2003 and 2002 totaled $654, $876, and $576, respectively.

Salary continuation plan - The Company provides a Salary Continuation Plan (SCP) covering certain management personnel. The post-retirement benefit provided by the SCP is designed to supplement a participating officer's retirement benefits received from social security. This plan was established in 2001 and is a successor plan to the Executive Supplemental Income Plan described below. Expenses related to this plan totaled $851, $496 and $416 in 2004, 2003 and 2002, respectively.

Benefits to employees may be funded by life insurance policies purchased by the Company, which had cash surrender values of $12,403 and $12,128 at December 31, 2004 and 2003, respectively. Liabilities to employees, which are being accrued under a discounted cash flow method using a discount rate of 7% - 8% over their expected time to retirement, were $2,765 and $1,997 at December 31, 2004 and 2003, respectively.

Executive supplemental income plan - The Company provided an Executive Supplemental Income (ESI) plan covering certain management personnel. This plan has been superceded by the Salary Continuation Plan. Former employees are currently receiving benefits under this plan. Expenses related to this plan totaled $19, $21 and $23 in 2004, 2003 and 2002, respectively. Liabilities to employees under this plan were $254 and $278 at December 31, 2004 and 2003, respectively.

Director benefits - In 1992 the Board of Directors approved a plan under which a director may elect to defer director fees until retirement, and to provide a death benefit. Accrued liabilities to directors at December 31, 2004 and 2003 totaled $323 and $325, respectively. There were no expenses associated with this plan in 2002. Expenses associated with this plan were $20 and $14 in 2004 and 2003, respectively.

Benefits to directors may be funded by life insurance policies purchased by the Company, which had cash surrender values of $1,028 and $985 at December 31, 2004 and 2003, respectively.

Long-term care plan - In 2003, the Company purchased long-term care insurance on certain management personnel. Benefits under this plan vest over ten years from the agreement date. In 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over ten years from the date of initial service to the Company. Expense associated with these plans was $14 and $54 in 2004 and 2003, respectively.

Note 15 - Stock Option Plans

The Company maintains non-qualified stock option plans for non-employee members of the Board of Directors and incentive stock option plans for key employees. The exercise price of the stock options under the plans is usually not less than the fair market value of the stock at the date of grant. The Company has the first right of refusal to purchase any shares issued under the plans prior to their sale on the open market.

Note 15 - Stock Option Plans (continued)

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted average assumptions:

	2004	2003	2002
Dividend yield	1.6%	1.8%	1.7%
Expected life	7 years	7 years	8 years
Risk-free interest rate	3.9%	3.6%	5.1%
Expected volatility	19.4%	22.6%	19.5%

The weighted average fair value of options granted during 2004, 2003 and 2002 was $3.70, $3.41 and $2.48, respectively. In the opinion of management, the assumptions used in the option pricing model are subjective and represent only one estimate of possible value, as there is no active market for Company options granted.

Options granted during 2004, 2003 and 2002 are 20% vested on each of the five subsequent anniversaries of the grant date.

Stock option and per share amounts for current and prior periods have been adjusted to reflect the effect of stock splits, and are as follows:

	Employee Options	Director Options	Total Options	Weighted Average Exercise Price
Under option at December 31, 2001	880,638	109,800	990,438	$ 6.13
Granted	31,500	42,000	73,500	6.83
Exercised	(104,643)	(54,537)	(159,180)	4.53
Forfeited	(19,608)	(8)	(19,616)	5.08
Under option at December 31, 2002	787,887	97,256	885,143	$ 6.51
Granted	37,500	13,500	51,000	13.67
Exercised	(256,046)	(4,800)	(260,846)	6.04
Forfeited	(56,652)	-	(56,652)	7.07
Under option at December 31, 2003	512,690	105,956	618,646	$ 7.23
Granted	71,250	5,250	76,500	15.33
Exercised	(206,990)	(43,504)	(250,494)	5.84
Forfeited	(5,105)	(3,502)	(8,607)	10.72
Under option at December 31, 2004	371,845	64,200	436,045	$ 9.37
Options exercisable at December 31, 2004	243,625	19,950	263,575	$ 7.59

Note 15 - Stock Option Plans (continued)

Options becoming exercisable under both stock option plans in future years ending December 31 are as follows:

2005 - 52,590; 2006 – 42,090; 2007 – 38,340; 2008 – 24,900; and 2009 – 14,550.

Options outstanding at December 31, 2004 were granted under the 1994 director and 1999 employee stock option plans. These plans were superceded in 2004 with the 2004 Stock Incentive Plan and accordingly no further options will be granted under the 1994 and 1999 plans. Options for 300,000 shares remain available under the 2004 plan at December 31, 2004.

The following summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Under $7.00	160,870	7.13	$ 6.21	113,050	$ 5.95
$7.46 to $8.00	97,725	4.59	7.58	87,225	7.56
$10.00	54,000	4.19	10.00	54,000	10.00
$13.67	50,700	8.59	13.67	9,300	13.67
$15.33	72,750	9.30	15.33	-	15.33
	436,045			263,575	

Note 16 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2004	2003
Assets		
Cash	$ 2,549	$ 6,273
Investment in the Bank	74,057	61,910
Other assets	1,468	798
Total assets	$ 78,074	$ 68,981
Liabilities and Stockholders' Equity		
Liabilities		
Junior subordinated debentures	$ 19,589	$ 19,589
Other liabilities	645	719
Total liabilities	20,234	20,308
Shareholders' Equity	57,840	48,673
Total liabilities and shareholders' equity	$ 78,074	$ 68,981

Condensed Statement of Income - Years Ended December 31

	2004	2003	2002
Operating Income			
Dividends from the Bank	$ -	$ -	$ 1,220
Interest	31	27	7
Total operating income	31	27	1,227
Operating Expenses			
Interest	1,024	882	409
Other	216	128	374
Total operating expenses	1,240	1,010	783
Income (loss) before income taxes and equity in undistributed income of the Bank	(1,209)	(983)	444
Income Tax Benefit	(363)	(379)	(224)
Income (loss) before equity in undistributed income of the Bank	(846)	(604)	668
Equity in Undistributed Income of the Bank	12,623	9,660	5,544
Net income	$ 11,777	$ 9,056	$ 6,212

Note 16 - Condensed Financial Information - Parent Company Only (continued)

Condensed Statement of Cash Flows - Years Ended December 31

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 11,777	$ 9,056	$ 6,212
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed income of the Bank	(12,623)	(9,660)	(5,544)
Other - net	883	(143)	(726)
Net cash from operating activities	37	(747)	(58)
Cash Flows from Investing Activities			
Cash investment in (return from) the Bank	(893)	691	(6,929)
Cash Flows from Financing Activities			
Proceeds from exercise of stock options	1,464	1,608	732
Repurchase of common stock	(3,007)	(4,828)	(950)
Proceeds from long-term debt	-	6,186	14,000
Payments on long-term debt	-	(1,000)	(550)
Payment of dividends	(1,325)	(1,048)	(878)
Net cash from financing activities	(2,868)	918	12,354
Net increase (decrease) in cash	(3,724)	862	5,367
Cash, beginning of year	6,273	5,411	44
Cash, end of year	$ 2,549	$ 6,273	$ 5,411

Note 17 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined).

Note 17 - Regulatory Matters (continued)

As of December 31, 2004, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual capital amounts and ratios are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Tier I capital (to average assets):						
Consolidated	$ 67,110	12.94%	$ 20,745	≥ 4.00%	N/A	N/A
VB	64,327	11.90%	21,626	≥ 4.00%	$ 27,032	≥ 5.00%
Tier I capital (to risk-weighted assets):						
Consolidated	67,110	12.24%	21,931	≥ 4.00%	N/A	N/A
VB	64,327	11.76%	21,884	≥ 4.00%	32,827	≥ 6.00%
Total capital (to risk-weighted assets):						
Consolidated	73,966	13.49%	43,863	≥ 8.00%	N/A	N/A
VB	71,170	13.01%	43,769	≥ 8.00%	54,711	≥ 10.00%
As of December 31, 2003:						
Tier I capital (to average assets):						
Consolidated	$ 53,127	10.70%	$ 19,861	≥ 4.00%	N/A	N/A
VB	49,593	9.98%	19,876	≥ 4.00%	$ 24,846	≥ 5.00%
Tier I capital (to risk-weighted assets):						
Consolidated	53,127	11.20%	18,974	≥ 4.00%	N/A	N/A
VB	49,593	10.46%	18,965	≥ 4.00%	23,706	≥ 6.00%
Total capital (to risk-weighted assets):						
Consolidated	61,898	13.04%	37,974	≥ 8.00%	N/A	N/A
VB	55,539	11.72%	37,910	≥ 8.00%	47,388	≥ 10.00%

Restrictions on retained earnings - The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2004, the Bank could pay dividends to its parent of up to $16,459 and still be well capitalized under prompt corrective action provisions.

Note 18 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2004		2003	
	Recorded Amount	Fair Value	Recorded Amount	Fair Value
Financial Assets				
Cash and due from banks, interest bearing deposits with banks, and federal funds sold	$ 13,861	$ 13,861	$ 24,791	$ 24,791
Securities available-for-sale	$ 73,291	$ 73,291	$ 84,878	$ 84,878
Securities held-to-maturity	$ -	$ -	$ 505	$ 525
Loans held-for-sale	$ 3,118	$ 3,118	$ 4,138	$ 4,138
Loans receivable, net	$422,334	$419,982	$355,904	$355,716
Accrued interest receivable	$ 2,084	$ 2,084	$ 1,824	$ 1,824
Financial Liabilities				
Deposits	$326,721	$327,078	$382,223	$382,927
Federal funds purchased	$ 5,575	$ 5,575	$ -	$ -
Short-term borrowings	$123,128	$123,128	$ 34,394	$ 34,394
Long-term debt	$ 15,000	$ 14,824	$ 23,000	$ 23,380
Junior subordinated debentures	$ 19,589	$ 19,589	$ 19,000	$ 19,000
Accrued interest payable	$ 620	$ 620	$ 174	$ 174

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 19 - Other Operating Income and Expenses

Other operating income and expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2004		2003		2002	
Other operating income						
Commission on sale of non-deposit investment products	$	-	$	459	$	524
Earnings on bank owned life insurance	$	622	$	470	$	441
Gain on sale of foreclosed real estate	$	-	$	2,373	$	-
Small loan miscellaneous income	$	-	$	1,180	$	-
Rent from foreclosed real estate	$	-	$	-	$	381
Other operating (income) expense						
State taxes	$	592	$	-	$	856
Advertising and marketing	$	714	$	802	$	569
Expenses of salary continuation plan and executive supplemental income plan	$	851	$	-	$	439
Consulting fees	$	-	$	486	$	424

Note 20 - Earnings Per Share Disclosures

In May 2004, the Company's Board of Directors approved a 3 for 2 stock split to shareholders of record on May 16, 2004. In November 2002, the Company's Board of Directors approved a 2 for 1 stock split to stockholders of record on November 15, 2002. The earnings per share, the shares used for purposes of recalculating earnings per share, and the option amounts and prices for the years ended December 31, 2004, 2003 and 2002, have been retroactively adjusted for these splits as they took place prior to 2004 and 2002, respectively.

Note 20 - Earnings Per Share Disclosures (continued)

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2004			
Basic earnings per share			
Net income	$ 11,777	6,487,613	$ 1.82
Effect of dilutive securities			
Options		166,319	(0.05)
Diluted earnings per share			
Net income	$ 11,777	6,653,932	$ 1.77
Year ended December 31, 2003			
Basic earnings per share			
Net income	$ 9,056	6,560,403	$ 1.38
Effect of dilutive securities			
Options		294,939	(0.06)
Diluted earnings per share			
Net income	$ 9,056	6,855,342	$ 1.32
Year ended December 31, 2002			
Basic earnings per share			
Net income	$ 6,212	6,569,865	$ 0.95
Effect of dilutive securities			
Options		127,490	(0.02)
Diluted earnings per share			
Net income	$ 6,212	6,697,355	$ 0.93

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 21 - Business Segment Information

The Company is managed along two major lines of business; community banking, its core business, and the small loan division, which was entered into late in the fourth quarter of 2000. Community banking consists of all lending, deposit and administrative operations conducted through its 14 offices in Washington State. The small loan division provides small, short-term consumer loans to customers in Arkansas.

Prior to 2001, the Company was managed as a whole, not by discrete operating segments. When the Company began offering small loans, its operating results were segregated in the general ledger system to better manage financial performance. The financial performance of the business lines is measured by the Company's profitability reporting process, which utilizes various management accounting techniques to more accurately reflect each business line's financial results. Revenues and expenses are primarily assigned directly to business lines.

The organizational structure of the Company and its business line financial results are not necessarily comparable across companies. As such, the Company's business line performance may not be directly comparable with similar information from other financial institutions.

Financial highlights by line of business as of and for the years ended December 31, were as follows:

	Community Banking	Small Loans	Total
December 31, 2004			
Net interest income after provision for credit losses	$ 23,167	$ 1,740	$ 24,907
Non-interest income	13,582	(13)	13,569
Non-interest expense	20,973	105	21,078
Income taxes	5,126	495	5,621
Net income	$ 10,650	$ 1,127	$ 11,777
Total assets	$ 549,797	$ 6,419	$ 556,216
Total loans	$ 428,820	$ 3,821	$ 432,641
December 31, 2003			
Net interest income after provision for credit losses	$ 20,058	$ 2,803	$ 22,861
Non-interest income	11,551	1,009	12,560
Non-interest expense	21,848	344	22,192
Income taxes	2,994	1,179	4,173
Net income	$ 6,767	$ 2,289	$ 9,056
Total assets	$ 506,844	$ 7,056	$ 513,900
Total loans	$ 364,473	$ 3,158	$ 367,631

Note 21 - Business Segment Information (continued)

December 31, 2002			
Net interest income after provision for credit losses	$ 17,845	$ 3,234	$ 21,079
Non-interest income	7,864	1	7,865
Non-interest expense	19,292	781	20,073
Income taxes	1,832	827	2,659
Net income	$ 4,585	$ 1,627	$ 6,212
Total assets	$ 457,159	$ 17,291	$ 474,450
Total loans	$ 360,597	$ 8,967	$ 369,564

Note 22 - Subsequent Event

On January 19, 2005, the Company declared a dividend in the amount of $.065 per share to be paid on February 11, 2005 for shareholders of record as of January 31, 2005.

Note 23 - Selected Quarterly Financial Data (Unaudited)

The following selected financial data are presented for the quarters ended (dollars in thousands, except per share amounts):

	December 31	September 30	June 30	March 31
Year ended December 31, 2004				
Interest and dividend income	$ 8,545	$ 8,159	$ 7,563	$ 7,561
Interest expense	(2,025)	(1,650)	(1,522)	(1,497)
Net interest income	6,520	6,509	6,041	6,064
Provision for loan losses	330	(282)	(143)	(132)
Noninterest income	7,679	2,106	1,988	1,796
Noninterest expenses	(5,687)	(5,342)	(5,123)	(4,926)
Income before income taxes	8,842	2,991	2,763	2,802
Income taxes	(3,050)	(804)	(873)	(894)
Net income	$ 5,792	$ 2,187	$ 1,890	$ 1,908
Earnings per share				
Basic	$ 0.89	$ 0.34	$ 0.29	$ 0.30
Diluted	$ 0.86	$ 0.33	$ 0.28	$ 0.28
Year ended December 31, 2003				
Interest and dividend income	$ 7,437	$ 7,519	$ 8,164	$ 8,236
Interest expense	(1,491)	(1,507)	(1,550)	(1,618)
Net interest income	5,946	6,012	6,614	6,618
Provision for loan losses	(476)	(654)	(622)	(577)
Noninterest income	2,390	5,155	2,449	2,566
Noninterest expenses	(4,914)	(5,647)	(5,651)	(5,980)
Income before income taxes	2,946	4,866	2,790	2,627
Income taxes	(921)	(1,571)	(836)	(845)
Net income	$ 2,025	$ 3,295	$ 1,954	$ 1,782
Earnings per share				
Basic	$ 0.31	$ 0.51	$ 0.30	$ 0.27
Diluted	$ 0.30	$ 0.48	$ 0.29	$ 0.26

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and disagreements with accountants on accounting and financial disclosures.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information VFG must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported on a timely basis. The Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the CEO and Chief Financial Officer have concluded that VFG's disclosure controls and procedures are effective in bringing to their attention on a timely basis information required to be disclosed by VFG reports that it files or submits under the Exchange Act. Also, since the date of their evaluation, there have not been any significant changes in VFG's internal controls or in other factors that could significantly affect those controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Controls

In the year ended December 31, 2004, the Company did not make any significant change in, nor take any corrective actions regarding, its internal controls or other factors that could significantly affect these controls. The Company also continued to implement suggestions from its internal auditor and independent auditors on ways to strengthen existing controls.

ITEM 9B – Other Information

On December 6, 2004, the Company entered into an agreement, upon satisfaction of certain contingencies, to purchase land in the city of DuPont Washington for use in the construction of a new corporate office building. The agreement was for a purchase price of $2,000,000 and closed on February 17, 2005. The Company expects to start construction on this building in the third quarter of 2005. The building is expected to be completed in the first quarter of 2007.

On October 1, 2004, the Company entered into an agreement to lease office space in Lakewood Washington to be used as a future site of a Financial Center. Rent payments begin 180 days after the commencement of the lease, or August 1, 2005, at $9,190.42 per month. The estimated cost to remodel this building is $1,320,000. The Financial Center is due to open in the third quarter 2005.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Incorporated by reference to the sections entitled ***Election of Directors - Information with Respect to Nominees and Directors Whose Terms Continue, Management, and Section 16(a) Beneficial Ownership Reporting Compliance***, as set forth in the Proxy Statement.

ITEM 11 - EXECUTIVE COMPENSATION

Incorporated by reference to the sections entitled ***Information Regarding the Board of Directors and its Committees - Director Compensation and Executive Compensation***, as set forth in the Proxy Statement.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the sections entitled ***Election of Directors - Information with Respect to Nominees and Directors***

Whose Terms Continue, and Security Ownership of Certain Beneficial Owners and Management, as set forth in the Proxy Statement.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the section entitled ***Certain Relationships and Related Transactions***, as set forth in the Proxy Statement.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the section entitled ***Independent Auditors***, as set forth in the Proxy Statement.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this report:

(a)(1) Financial Statements.

Index to Consolidated Financial Report

Report of Moss Adams LLP, Independent Registered Public Accounting Firm

Report of McGladrey & Pullen LLP, Independent Registered Public Accounting Firm

Consolidated balance sheets as of December 31, 2004 and 2003

Consolidated statements of income for the years ended
December 31, 2004, 2003 and 2002

Consolidated statements of shareholders' equity and comprehensive income for
the years ended December 31, 2004, 2003 and 2002

Consolidated statements of cash flows for the years ended
December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules.

Schedules are omitted for the reason that they are not required or are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(a)(3) The exhibits listed on the Exhibit Index following signature page. Management contracts and compensatory plans are listed as Items 10.1 to 10.4.

(b)	Exhibits.	See Exhibit Index following signature page
(c)	Financial Statement Schedules:	None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 22nd day of March, 2005.

VENTURE FINANCIAL GROUP, INC.
(Registrant)

By: /s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 22nd day of March, 2005.

Signatures	Title
Chief Executive Officer	
/s/ Ken F. Parsons, Sr. Ken F. Parsons, Sr. (principal executive officer; principal financial officer; and principal accounting officer)	Chief Executive Officer and Chairman of the Board
Remaining Directors:	
/s/ Lowell E.(Sonny) Bridges Lowell E. (Sonny) Bridges	Director
/s/ Linda E. Buckner Linda E. Buckner	Director
/s/ E. Paul DeTray E. Paul DeTray	Director
/s/ Jewell C. Manspeaker Jewell C. Manspeaker	Director
/s/ Patrick L. Martin Patrick L. Martin	Director
/s/ A. Richard Panowicz A. Richard Panowicz	Director
/s/ Lawrence J. Schorno Lawrence J. Schorno	Director

EXHIBIT INDEX

Exhibit

3.1	(a)	Amended and Restated Articles of Incorporation.
3.2	(b)	Bylaws.
10.1	(c)	Employment Contract for Ken F. Parsons, Sr.
10.2	(d)	Employment Contract for Jon M. Jones.
10.3	(e)	Form of Long-Term Care Agreement.
10.4	(f)	Executive Supplemental Income Plan.
10.5	(g)	1999 Stock Option and Restricted Award Plan and form of agreements.
10.6	(h)	1994 Stock Option Plan for Non-employee Directors.
10.7	(i)	2004 Stock Option Plan
10.8	(j)	Amended and Restated First Community Financial Group, Inc. Employee Stock Option Plan with 401(k) Provisions.
10.9	(k)	Employment Contract for Cathy M. Reines.

10.10	Dupont Real Estate Purchase and Sale Agreement
10.11	Lakewood Shopping Center Lease Agreement
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (Moss Adams, LLP).
23.2	Consent of Independent Registered Public Accounting Firm (McGladrey & Pullen LLP).
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of acting Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the fiscal year ending December 31, 2002.

(b) Incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on Form 10-K for the Fiscal year ending December 31, 2001.

(c) Incorporated by reference to Exhibit 99.1 of the Registrant's Report on Form 8-K filed on June 8, 2005.

(d) Incorporated by reference to Exhibit 10 of the Registrant's Quarterly Report on Form 10-Q for the quarter ending September 30, 2001.

(e) Incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on From 10-K for the fiscal year ending December 31, 2001.

(f) Incorporated by reference to Exhibit 10 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ending December 31, 1992.

(g) Incorporated by reference to Exhibit 10 of the Registrant's Annual Report on Form 10-K for the fiscal year ending December 31, 1999.

(h) Incorporated by reference to Exhibit 10 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ending December 31, 1994.

(i) Incorporated by reference to Exhibit 10 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ending December 31, 2004.

(j) Incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on form 10-K for the fiscal year ending December 31, 2001.

(k) Incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on form 10-K for the Fiscal year ending December 31, 2004.

{THIS PAGE INTENTIONALY LEFT BLANK}

Financial Centers

KING COUNTY

KENT
10914 SE Kent-Kangley
Kent, WA 98030
(253) 520-1919

PIERCE COUNTY

EATONVILLE
121 Washington Avenue N.
Eatonville, WA 98328
(360) 832-7200

FIRCREST
1902 64th Avenue West
Tacoma, WA 98466
(253) 564-3780

LAKEWOOD
5927 Mt. Tacoma Drive SW
Lakewood, WA 98499
OPEN MID-2005

PIONEER
7022 Pioneer Way
Gig Harbor, WA 98335
(253) 853-5162

POINT FOSDICK
5101 Point Fosdick Drive
Gig Harbor, WA 98335
(253) 853-3502

SOUTH HILL
4627 South Meridian
Puyallup, WA 98373
(253) 534-3131

DOWNTOWN TACOMA
801 Pacific Avenue
Tacoma, WA 98402
(253) 272-4092

THURSTON COUNTY

HAWKS PRAIRIE
130 Marvin Road SE
Lacey, WA 98503
(360) 413-5600

LACEY
721 College Street SE
Lacey, WA 98503
(360) 456-0880

DOWNTOWN OLYMPIA
223 SE 5th Avenue
Olympia, WA 98501
(360) 352-2500

WEST OLYMPIA
400 Cooper Point Road SW
Olympia, WA 98502
(360) 455-6000

TUMWATER
5210 Capitol Boulevard
Tumwater, WA 98501
(360) 754-6000

YELM
608 Yelm Avenue East
Yelm, WA 98597
(360) 458-2265

LEWIS COUNTY

CENTRALIA
1230 S. Gold Street
Centralia, WA 98531
(360) 330-1500

MORTGAGE
130 Marvin Road SE
Lacey, WA 98503
(360) 413-6630
1-800-622-3518

VENTURE
WEALTH MANAGEMENT
223 SE 5th Avenue
Olympia, WA 98501
(360) 705-4880
1-888-498-3347

1201 Pacific Avenue
Suite 405
Tacoma, WA 98402
(877) 577-5785
(253) 284-4133



Venture Financial Group

CORPORATE OFFICE
721 College Street SE
Post Office Box 3800
Lacey, WA 98509-3800
(360) 459-1100
1-888-373-BANK

SHAREHOLDER INFORMATION
Leann J. Zembas
lzembas@venture-bank.com
(360) 412-2127

TRANSFER AGENT
Registrar & Transfer
Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800)368-5948



venture
FINANCIAL GROUP